Annual Report 2022

 AC Immune



AC Immune

Our goal is global leadership in Precision Medicine for the diagnosis and treatment of neurodegenerative diseases

We are executing a clear business strategy built on three pillars:



alzheimer's disease





Accelerate development of novel therapeutics in AD with our partners

parkinson's and **neuro orphans**

Expand our strategic focus in Parkinson's disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP-43 encephalopathy (LATE)

diagnostics

A continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company

Contents

Operating and Financial
Highlights

AC Immune presents its financial results for the year ended December 31, 2022

122.6m
Cash and cash equivalents (CHF)

60.3m
R&D Expenditure (CHF)

1.3m
Grant Income (CHF)

156
Employees Worldwide

9
Clinical Programs

Q3 2024
Cash Runway

447
Patents Granted

Chair & CEO's
Statement



Douglas Williams, Chair



Andrea Pfeifer, Chief Executive Officer

"AC Immune is shifting the treatment paradigm for neurodegenerative diseases towards Precision Medicine and disease prevention"

Chair & CEO's **Statement**
continued

Dear Shareholders,

We are pleased to present to you AC Immune's 2022 Annual Report highlighting a year of accomplishments throughout our organization. We are also excited to share with you our newly designed Annual Report, which contains our first Environmental, Social and Governance Report. These reports emphasize our mission to become the global leader in Precision Medicine in neurodegenerative diseases, reflecting our core objectives to advance the treatment options to prevent neurodegeneration.

Advancing Precision Medicine: Major advances in diagnosis

Our mission to be the leader in Precision Medicine was exemplified through the achievements of important development milestones across our diagnostic programs.

In March, we announced that ACI-12589 was the first-ever positron emission tomography (PET) tracer to distinguish Multiple System Atrophy from other alpha-synucleinopathies, representing a potential breakthrough for neurodegenerative disease treatment.

In September, our partner, Life Molecular Imaging, announced that it was advancing the Tau-PET tracer into late-stage clinical development in Alzheimer's disease (AD). This has now been followed up by the initiation of a Phase 3 trial of PI-2620 in early January this year. Combined with our ACI-12589 results, these developments highlight the strength of our Morphomer technology platform.

We also recently announced expansion of the development activities for different diagnostic tools with grants awarded by the Michael J. Fox Foundation (MJFF) and the Target ALS Foundation, both supporting research programs to enable diagnosis of TDP-43. TDP-43 is recognized as an important target in multiple neurodegenerative diseases (NDD) such as amyotrophic lateral sclerosis (ALS) and frontotemporal lobar degeneration (FTLD) and as a prominent co-pathology in AD and Parkinson's disease (PD).

Vaccines as the new focus for treatment…

In November, we announced that our first-in-class vaccine candidate targeting pathological Tau proteins (phospho-Tau), ACI-35.030, had been selected by our partner, Janssen Pharmaceuticals Inc., for further development based on excellent Phase 1b/2a data. This selection of ACI-35.030 for further development marked a significant step for this collaboration. We anticipate the initiation of a late-stage proof-of-concept trial and milestone payment later this year as a result.

We also continued to advance our anti-alpha-synuclein (a-syn) vaccine, ACI-7104.056, targeting PD. Following the successful integration of this acquired asset, we received regulatory clearance to initiate an adaptive, biomarker-based Phase 2 study in patients with early PD. We expect to report early safety and immunogenicity data as part of an interim analysis in the second half of this year.

…And entry into prevention of neurodegeneration

We are making progress in shifting the treatment paradigm to earlier intervention and ultimately, prevention. We dosed the first AD patient with our anti-Abeta vaccine, ACI-24.060, in our innovative ABATE Phase 1b/2 clinical trial in patients with prodromal AD and individuals with Down syndrome. We are opening new centers in Spain and plan to submit a U.S. Investigational New Drug application in the first half of 2023 to subsequently open U.S. clinical trial sites.

The recent success of monoclonal antibody-based therapies in AD demonstrates the potential of immunotherapies. We believe the best modality providing the right features for a preventive approach is a vaccine. As many of us have witnessed in these last few years, vaccines have incredible potential to alleviate and prevent tremendous suffering. We are striving to make their unique potential applicable to Alzheimer's, Parkinson's and other neurodegenerative diseases. We believe that AC Immune's programs will have a profound social and economic impact and will be the next vaccines for the world.

Strengthening the Company during turbulent times

We broadened our team with the additions made to our Executive Leadership in 2022, including our first Chief Human Resources Officer, Howard Donovan, and the internal promotion of Christopher Roberts to become our Interim CFO.

In response to a challenging macro environment in the biotechnology industry, we executed targeted, cost-saving initiatives that allowed us to extend our cash runway into the third quarter of 2024. This runway extension was achieved without reducing headcount while also ensuring that a number of our core, value-enhancing preclinical programs would continue to advance.

We pride ourselves on delivering the best and leading science in our field. Our innovative scientific approach continued to be recognized with grants from the MJFF and Target ALS Foundation and has been further validated with multiple Key Opinion Leaders detailing their continued support.

In 2022, we successfully achieved multiple clinical milestones while continuing to expand and mature our diverse pipeline focused on diagnosing, treating, and ultimately, preventing neurodegenerative diseases.

Looking into the future

Entering 2023, we are extremely proud of the progress across our pipeline and are more excited than ever for the outlook, specifically the further development milestones we are targeting in both the clinical and earlier stage research programs.

Finally, we want to express our gratitude to all our stakeholders throughout this past year. We faced many challenges, but persevered due to the resiliency of our employees, support of our shareholders and continued focus on improving patient's lives. We are committed in 2023 to building on the progress of 2022 to make this year the best in AC Immune's history!

Douglas Williams
Chair
March 16, 2023

Andrea Pfeifer
Chief Executive Officer

Business Overview



AC Immune
At a glance

Shifting the treatment paradigm for neurodegenerative disease towards Precision Medicine and disease prevention



16

programs in a broad, diverse pipeline



>3bn

in potential milestones from multiple global partnerships (CHF)



Precision Medicine

Our key differentiation that integrates therapeutics and diagnostics



Clinically validated technology platforms

Best-in-class small molecules and biologics



AC Immune is a leading, clinical stage biopharmaceutical company advancing one of the broadest portfolios focused on pioneering Precision Medicine for neurodegenerative diseases. Our highly differentiated approach integrates novel therapeutics and diagnostics to overcome the fundamental challenge in this therapeutic area – the high number of co-pathologies driving disease development and progression and the urgent need for more tailored therapeutic regimens.

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing 16 therapeutic and diagnostic programs, with seven currently in clinical trials, targeting five different types of misfolded pathological proteins related to Alzheimer's disease (AD), Parkinson's disease (PD) and other neurodegenerative disorders.

Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment paradigm for neurodegenerative disease by shifting it towards Precision Medicine and disease prevention.



Unmet need in neurodegenerative diseases

Neurodegenerative diseases, including dementias and motor disorders associated with protein misfolding, are prevalent, but there is currently an absence of reliable, early-stage diagnosis and disease-modifying treatments for these diseases. The growth in the number of people with neurodegenerative diseases has been significant, as evidenced by the prevalence of people affected by AD and PD, two of the most common neurodegenerative diseases.

The World Health Organization recognizes dementia as a global public health priority. Worldwide, there is a new case of dementia every 3 seconds, with an estimated global patient population of greater than 50 million in 2020. This is predicted to increase to 139 million by 2050 (Alzheimer's Disease International).

The estimated total healthcare costs for the treatment of Alzheimer's disease in the United States in 2022 is USD 321 billion per the Alzheimer's Association. The worldwide cost for dementia is expected to increase to approximately USD 2.8 trillion annually by 2030 as the population ages (Alzheimer's Disease International). If the estimated global costs of dementia were a country, it would be the 14th largest economy in the world.

Neurodegenerative diseases represent a large and growing market

Prevalence of dementia expected to nearly double every 20 years

50m with dementia globally[1]

>1tn global annual cost of dementia[1] (USD)

6m with PD[2] globally[3]

20-50% of people over age 80 with LATE[4,5]


Vaccines: For Treatment and Prevention
Diagnostics: Enable Earlier Intervention
Monoclonal Antibodies: Primarily for Treatment
Relative Global Prevalence of AD Stages[6]
15
12
9
6
3
0
At Risk of AD
Preclinical AD
Prodromal AD
AD Dementia

Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. In the United States, through Q1 2023, there were seven approved therapies for AD, five addressing symptoms and two being disease-modifying treatments. These provided incomplete clinical efficacy, presented non-negligible safety risks and failed to halt disease progression. Despite these shortcomings, marketed therapies, such as Eisai and Pfizer's Aricept, have achieved peak annual global sales of approximately USD 2.4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate clinical symptoms.

1 Alzheimer's Disease International
2 Parkinson's disease
3 Michael J. Fox Foundation
4 Limbic-predominant age-related TDP 43 encephalopathy
5 Nelson PT et al., Brain 2019
6 Gustavsson et al., Alzheimer's Dement., 2022

Neurodegenerative disease overview

Folding and unfolding of proteins are important ways of regulating the biological activity and cellular location of those proteins. Misfolding of proteins occurs due to a breakdown of cellular quality control systems and is a common feature of many neurodegenerative diseases. Misfolded proteins are unable to carry out their normal functions and aggregate to form insoluble deposits in the brain, which eventually lead to neuronal damage and cell death. The progression of neurodegenerative diseases, such as AD and PD, is linked to the spread of misfolded, pathological protein aggregates throughout the brain.

The misfolding protein image below also exhibits how our therapies are designed to intervene and prevent key pathological steps in the progression of neurodegenerative diseases. They are designed to (i) prevent initial misfolding; (ii) promote disaggregation of misfolded proteins; (iii) inhibit spreading of pathological protein to healthy cells; (iv) prevent seeding of new misfolded protein aggregates inside healthy cells; and (v) inhibit downstream neurodegeneration. This robust approach to targeting neurodegenerative diseases is enabled by our two validated technology platforms, SupraAntigen and Morphomer, which generate highly specific biologics and small molecule inhibitors that can distinguish normal from misfolded proteins and inhibit key disease pathways both inside and outside of cells.

Misfolded proteins key impact on the pathology of neurodegenerative diseases


Affected cell
Recipient cell
Inhibit aggregation
Promote disaggregation
Prevent seeding
Microglia
Uptake and activation
Inhibit spreading
Inhibit downstream neurodegeneration
Normal protein
Misfolded protein
Aggregated protein
Morphomer target
Both immunotherapy and Morphomer target

Our strategic **vision**

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative disease towards Precision Medicine and disease prevention. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in AD with our partners; (ii) expand our strategic focus in Parkinson' disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company.

AC Immune's three-pillar strategy



| Precision Medicine |
| Alzheimer's Disease (AD) | Focused non-AD Parkinson's NeuroOrphan | Diagnostics |
| SupraAntigen & Morphomer |
| Values |

Alzheimer's disease
➔ Accelerate development of novel late-stage therapies with partners
➔ Accelerate wholly-owned optimized anti-Abeta vaccine (ACI-24.060) with parallel development in AD and DS[1]

Non-AD and NeuroOrphans
➔ Increase strategic focus in non-AD to Parkinson's disease
➔ Advance anti-a-syn[2] vaccine into late-stage development

Diagnostics for Precision Medicine
➔ Advance our differentiated diagnostic pipeline for Parkinson's disease and TDP-433-based pathologies

1 Down syndrome
2 Alpha-synuclein
3 TAR DNA-binding protein 43

Our three-pillar execution strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients' specific disease drivers, to be used in combination in order to slow or stop the disease course. Ultimately, it is our belief that Precision Medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

AC Immune has established itself as a leader in developing Precision Medicines for neurodegenerative diseases by utilizing our diagnostic capabilities to enable improved diagnosis of co-pathologies, patient selection and assessment of clinical trial outcomes. Our dual technology platforms allow for a multi-modal approach encompassing a portfolio of vaccines, antibodies and small molecules tailored to the underlying pathology driving patients' disease. In addition to generating targeted monotherapies, this approach creates the potential for combination regimens, which may treat a broader spectrum of disease and offer greater efficacy.



Precision Medicine for neurodegenerative diseases

The development of therapeutics for neurodegenerative diseases is moving towards treating early-stage disease to delay or prevent progression by preserving neurological function before it is irretrievably lost. Therefore, early detection of neurodegenerative diseases will be critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies.

This begins with a real challenge. The commonly used approach of taking a biopsy of the affected tissue to detect the corresponding pathology is not possible with diseases of the brain. Given these complexities, it becomes more important that we develop improved methods to fully characterize the underlying pathologies in different patients to ultimately provide better opportunities for therapeutic intervention at all stages of disease. Samples of blood or cerebrospinal fluid can be used to monitor biomarker levels indirectly but neither of these fluids provide exact anatomical information on where protein misfolding and aggregation occur.

At AC Immune, we have a strong track record in discovering highly sensitive and specific imaging agents to detect and quantify pathological proteins and their aggregated forms directly in patients' brains using PET scans. These agents can provide critical information to confirm or exclude certain diagnoses and thus to determine which might be the most appropriate therapeutic strategy for a patient.

We are developing an integrated diagnostic and therapeutic strategy to deliver, for the first time, Precision Medicine for patients with neurodegenerative conditions. This will lead to a combination therapy approach to treat each patient's unique disease by addressing the right proteinopathy, in the right patient, at the right time.

Vaccines for Alzheimer's and Parkinson's disease

Consistent with this approach, we are progressing our vaccines targeting the hallmark proteins driving neurodegenerative diseases such as amyloid beta, Tau, and alpha-synuclein. Our clinical stage vaccine programs, ACI-35.030 (anti-pTau vaccine), ACI-24.060 (anti-Abeta vaccine) and ACI-7104.056 (anti-a-syn vaccine) have been shown to stimulate a patient's own immune system to produce antibodies directed specifically against the pathological species of these target proteins.

We believe that these antibodies will modify the course of disease by supporting clearance of toxic protein aggregates (as recent clinical data from certain monoclonal antibodies have shown) or by preventing their spreading and accumulation, thereby preserving neuronal health and function. Importantly, the use of vaccines over the longer-term and in people identified as "at risk" before symptomatic disease development will provide the rational, targeted approach consistent with our Precision Medicine strategy.

Our strategic **vision**
continued

Key elements of our approach include:

Execution on advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization

Our broad and robust clinical stage pipeline

TARGET	PRODUCT CANDIDATE	INDICATION	PHASE	PARTNER
Tau	ACI-35.030 *(anti-pTau vaccine)*	AD[1] treatment	● ● ● ● ○	Janssen
	Semorinemab *(anti-Tau antibody)*	AD treatment *(mild-to-moderate)*[2]	● ● ● ● ○	Genentech/ Roche
	Mophomer Tau aggregation inhibitor	Rare Tauopathies	● ● ○ ○ ○	Eli Lilly
		AD treatment	● ● ○ ○ ○	Eli Lilly
	Tau-PET[3] tracer	AD diagnostic	● ● ● ● ●	Life Molecular Imaging
		PSP[4] diagnostic	● ● ● ○ ○	Life Molecular Imaging
Abeta	Crenezumab *(anti-Abeta antibody)*	AD prevention[5]	● ● ● ● ○	Genentech/ Roche
	ACI-24.060 *(anti-Abeta vaccine)*	AD treatment *(Down syndrome[6])*	● ● ● ○ ○	
		AD treatment	● ● ● ● ○	
a-syn[7]	ACI-7104.056 *(anti a-syn vaccine)*	PD[8], a-synucleinopathies	● ● ● ● ○	
	a-syn-PET tracer	a-synucleinopathies (e.g. MSA[9])	● ● ● ○ ○	

■ Biologic   ■ Small Molecule   ■ Diagnostic



Discovery	Preclinical	Phase I	Phase II	Phase III
● ○ ○ ○	● ● ○ ○ ○	● ● ● ○ ○	● ● ● ● ○	● ● ● ● ●

1 Alzheimer's disease
2 Open label extension study is ongoing
3 Positron emission tomography
4 Progressive supranuclear palsy
5 Prevention trial API-ADAD in Colombia
6 Down syndrome-related Alzheimer's disease
7 alpha-synuclein
8 Parkinson's disease
9 Multiple system atrophy

Our clinical stage product candidates include:

PRODUCT CANDIDATE	DESCRIPTION
ACI-35.030	AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, are evaluating the anti-phosphorylated-Tau (anti-pTau) vaccine candidate ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Interim results show that ACI-35.030 vaccination generated a strong antigen-specific antibody response against pTau in 100% of participants, achieving anti-pTau antibody levels of about two orders of magnitude higher than pre-vaccination levels, whereas anti-ePHF (enriched paired helical filaments) antibody titers increased by one order of magnitude from baseline as early as two weeks after the second injection at week 8 of the mid-dose of ACI-35.030. Based on these results, the second highest dose cohort was expanded in Q2 2021 to facilitate plans for further late-stage development. The safety and the tolerability have been good in the study.

In Q4 2022, it was announced that, based on the Phase 1b/2a interim data, ACI-35.030 had been selected for further development. New clinical data from the Phase 1b/2a trial showed that ACI-35.030 treatment rapidly leads to the strong and durable induction of antibodies specific for pathological forms of Tau such as pTau and its aggregated form, ePHF. The ACI-35.030-induced antibody response was sustained and could be periodically boosted over a period of 72 weeks. The decision to select ACI-35.030 follows the comparison demonstrating its strengths relative to an alternative anti-pTau protein conjugate vaccine, JACI-35.054. |
| **ACI-24.060** *for AD and for AD in DS* | The original formulation of our wholly owned anti-amyloid-beta vaccine candidate was shown to be safe and well tolerated along with preliminary evidence of immunogenicity and pharmacodynamic effects in patients with AD and in people with DS. Based on these results, the optimized formulation, ACI-24.060, which incorporates Abeta unrelated T-helper cell epitopes to increase the magnitude and the boost-ability of the antibody response, was advanced into the ABATE Phase 1b/2 trial.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACI-24.060 in subjects with prodromal AD and subsequently in adults with DS is ongoing. The Clinical Trial Application (CTA) has been approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and by the Spanish Agency for Medicines and Health Products (AEMPS) with the first patient dosed in Q2 2022. AC Immune plans for an Investigational New Drug (IND) application in the USA in H1 2023 for the global development of the vaccine candidate. |
| **ACI-7104.056** | The optimized formulation of the clinically-validated PD vaccine candidate PD01, will advance into an adaptive, biomarker-based Phase 2 study following the recent clearance of the CTA. This trial will evaluate an initial dose-response of ACI-7104.056 focusing on safety and immunogenicity against a-syn and pathological a-syn species. Additionally, the identification or verification of disease-specific biomarkers and progression of motor and non-motor symptoms of Parkinson's disease will be monitored, together with digital, imaging and fluid biomarkers, in the second part of the study. The trial initiation is anticipated in H1 2023. |

Our strategic
vision
continued

PRODUCT CANDIDATE	DESCRIPTION
Semorinemab	Our collaboration partner, Genentech, a member of the Roche Group, is developing semorinemab for the treatment of AD. A Phase 2 study (Lauriet) conducted in patients with mild-to-moderate AD was completed in Q3 2021 and data showed a statistically significant reduction on one of two co-primary endpoints, ADAS-Cog11. The second co-primary endpoint, ADCS-ADL, and secondary endpoints were not met. Safety data showed that semorinemab is well tolerated with no unanticipated safety signals. At CTAD 2022, Genentech presented CSF and plasma biomarkers. These data confirmed peripheral target engagement and reduction in CSF total Tau, pTau181 and pTau217, observed after semorinemab treatment but not with placebo. Genentech reported that the open label portion of the study will continue as planned and that further analyses are ongoing. Semorinemab is designed to slow the spreading of Tau pathology, which coincides with both clinical symptoms and disease progression in AD.
Crenezumab	In August 2022, the Company provided an update on the Alzheimer's Prevention Initiative study evaluating crenezumab in autosomal dominant Alzheimer's disease, a specific genetic mutation which causes early-onset Alzheimer's disease. While numerical differences favoring crenezumab over placebo were observed across the co-primary, multiple secondary and exploratory endpoints, none of these effects were statistically significant. Initial data was presented at the Alzheimer's Association International Conference (AAIC) on August 2, 2022. Further plasma biomarker analyses presented at the CTAD 2022 conference further favored crenezumab over placebo. All participants in the study were offered up to one year of continued treatment (crenezumab for all carriers and placebo for all non-carrier) following the end of the double-blind period while primary results and additional analyses were pending. Final efficacy visits have begun.
Morphomer Tau aggregation inhibitors	In collaboration with our partner, Eli Lilly and Company, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan tauopathies. We completed a Phase 1 clinical study in healthy volunteers with ACI-3024, in Q2 2020, which showed a dose-dependent exposure and brain penetration, achieving the desired levels of ACI-3024 in the CSF. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure, selectivity for pathological aggregated Tau.

PRODUCT CANDIDATE	DESCRIPTION
PI-2620	PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and Life Molecular Imaging. We are working with our partner to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620's differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the use of PI-2620 in AD patients from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 Alzheimer's Association International Conference (AAIC). Following these, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment. The first Alzheimer's patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688) was imaged in January 2023.
ACI-12589	Our next-generation a-syn-PET imaging tracer, derived from our Morphomer platform, has shown significant potential to reliably detect and map deposits of pathological alpha-synuclein protein in the brain. Supported by the MJFF, ACI-12589, our latest diagnostic imaging agent, completed a first-in-human study and an investigator-initiated study in 2022. The readouts of these trials in patients with PD, multiple system atrophy (MSA) and other synucleinopathies were reported at the AD/PD and AAIC 2022 conferences. These images provided the first clinical proof-of-concept for an a-syn-PET tracer, as ACI-12589 clearly distinguished patients with MSA from those with other alpha-synucleinopathies and healthy controls. Moreover, our Morphomer platform is delivering additional candidates with improved binding properties and the potential to image a-syn pathology in patients with PD.

In our preclinical pipeline, we are pursuing development of therapeutic and diagnostic candidates to address co-pathologies in AD and PD, and NeuroOrphan indications driven by a-syn- and TDP 43, as well as neuroinflammation. Pursuing NeuroOrphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement for any approved products.

Our strategic
vision
continued

Continuing to optimize our long-term growth by selectively partnering product candidates for global development and commercialization

We have a strong track record of establishing value-driving collaboration agreements with leading pharmaceutical companies, including two collaborations with Genentech, one with Janssen and one with Lilly. This strategy allows us to leverage our partners' scientific, development, manufacturing and commercialization expertise and other resources while partially monetizing our investments, de-risking and

accelerating the development of our product candidates. This strategy also enables us to use non-dilutive partnership revenue to bolster our investment into our early-stage proprietary programs and fuel our continued growth. We have five current collaboration agreements with leading global pharmaceutical companies, summarized in the table below:

PRODUCT	DEVELOPMENT PHASE	TOTAL VALUE[1] in millions	UPFRONT in millions	MILESTONES RECEIVED TO DATE in millions	ROYALTIES	PARTNERS
Biologics						
Crenezumab (anti-Abeta antibody)	● ● ○	USD 340	USD 25	USD 40	Mid-single digits to mid-teens	Genentech/ Roche
Semorinemab (anti-Tau antibody)	● ● ○	CHF 430	CHF 17	CHF 42	Mid-single digits to low-double digits	Genentech/ Roche
ACI-35.030 (anti-pTau vaccine)	● ● ○[2]	CHF 500	CHF 26	CHF 5	Low-double digits to mid-teens	Janssen
Small Molecule						
Tau-PET[3] imaging agent	● ● ●[4]	EUR 160	EUR 0.5	EUR 7	Mid-single digits to low-teens	Life Molecular Imaging
Tau Morphomer small molecules	● ○ ○[5]	CHF 1,860	CHF 80 +USD 50[6]	CHF 40	Low-double digits to mid-teens	Eli Lilly
Total (CHF m)[7]		~3,311	155.2[8]	132.4		

Phase I   ● ○ ○
Phase II   ● ● ○
Phase III ● ● ●

1 Disclosure limited due to confidentiality agreements with collaboration partners
2 Phase Ib/IIa
3 Positron emission tomography
4 Advanced into late-stage development in AD
5 Phase 1 completed
6 Equity investment
7 Converted to CHF on date of receipt
8 Excludes convertible note agreement of USD 50 million

For any additional product candidates targeting large markets, we may, if appropriate, selectively partner with leading companies that we believe can contribute development, manufacturing and marketing expertise, geographic reach and/or other resources that can enhance the value of our wholly-owned products.

We will continue to seek to retain certain indications (e.g., NeuroOrphan) and/or geographies, such that we could begin to grow our own marketing capabilities as we develop AC Immune into a fully integrated pharmaceutical company.

The benefits of our clinically-validated, proprietary technology platforms

The engines that drive our growth are our two unique proprietary and versatile technology platforms: our SupraAntigen platform, which is our biological and immunological platform, and our Morphomer platform, which is our chemical platform. These platforms generate biologics (vaccines and antibodies) and small molecules, respectively, which are designed to selectively interact with the misfolded proteins that are common in a broad range of neurodegenerative diseases. These clinically-validated platforms form the basis of our ongoing pipeline development and the value-driving strategic partnerships we have established to date.

The key aspect of both our SupraAntigen and Morphomer technology platforms is conformational specificity, which we believe is central to the development of effective and safe

therapeutics for neurodegenerative diseases. Our SupraAntigen platform targets misfolded proteins through antigens displayed on the surface of liposomes, which mimic the targeted pathological form of the protein. In a complementary approach, our Morphomer platform uses small molecular weight compounds to target the aggregation and seeding process, which prevents the misfolded proteins from aggregating inside the cell and prevents the formation of new misfolded proteins in healthy neighboring cells through a seeding mechanism. Small molecules derived from our Morphomer platform, which we refer to as Morphomers, not only inhibit aggregation of pathological proteins, but also promote disaggregation of already formed aggregates, thereby potentially enhancing their therapeutic potential even in established disease states.

SupraAntigen and Morphomer platforms: an integrated approach to CNS-specific therapies



SupraAntigen   Morphomer

Active vaccination
- Conformation- and target-specific efficacious vaccines
- Sustainable and boostable robust response
- Safe and T-cell independent

Diagnostics
- Unique PET ligands (Tau; a-syn[5] and TDP-43[6])
- Sensitive biofluid tests for new targets (a-syn and TDP-43)

Targeted antibodies
- Highly specific (low nM[1] to pM[2]) monoclonal antibodies
- Intra- and extrabodies for potential CNS[3] delivery

Small molecules
- Excellent BBB[4] passage
- Intracellular mechanism of action
- Highly selective for pathological forms of target proteins

1 Nanomolar
2 Picomolar
3 Central nervous system
4 Blood-brain barrier
5 alpha-synuclein
6 TAR DNA-binding protein 43

Our strategic **vision**

continued

The SupraAntigen platform was first developed by AC Immune's scientific co-founders to overcome a challenge common to neurodegenerative diseases: the lack of immunogenicity of disease-causing self-proteins. The SupraAntigen platform uses liposomes (small spherical vesicles formed by a lipid bilayer) to present specific antigens designed to evoke an immune response. SupraAntigen is used to generate conformation-specific antibodies for immunotherapy in neurodegenerative diseases. The overarching idea behind the platform is that antibodies, which are large in size, are well-suited to target extracellular proteins, interrupt spreading of pathological proteins, and break up and clear aggregates of misfolded proteins through phagocytosis.

AC Immune has acquired advanced mastery of the design and manipulation of liposomes to develop either passive or active immunization techniques to generate antibodies targeting neurodegenerative diseases. When pursuing active immunization approaches, we use liposomes carrying a specific antigen as a vaccine. After vaccination with a liposome, antigen and confirmation-specific antibodies are produced naturally by the host with very high affinity without further optimization. This immune response can be long-lasting and may be ideal to prevent the onset of a disease, as the immune system is now primed to rapidly identify disease-causing misfolded proteins.

The Morphomer platform is designed to enable the development of small molecules (Morphomers) able to bind/interact with beta-sheets containing fibrillary aggregates from candidate selection through preclinical proof-of-concept. Morphomers can target pathological protein aggregates in any brain compartment and are equally well suited for therapeutic and diagnostic applications.

The first key component of the Morphomer platform is its library of rationally designed, CNS-optimized non-dye compounds. AC Immune's extensive know-how has enabled the identification of CNS compounds that penetrate the brain and demonstrate high selectivity for the target. This knowledge has been used to focus the Morphomer library to approximately 15,000 compounds that display these favorable characteristics, making this library an ideal starting point when developing molecules to target human proteinopathies of the CNS. Thus, rather than using the non-directed trial and error strategy of the typical drug development process, the Morphomer platform utilizes its bias for successful CNS candidates to improve efficiency and accelerate the early stages of the drug development process. Extensive expertise in medicinal chemistry and a suite of proprietary assays developed to screen and validate candidate compounds enables AC Immune to rapidly optimize multiple, highly diversified lead compounds for further preclinical and clinical development.


Edit Plate Layout
Plate View
List View
Select Protocol
Provide Sample Details
Clear Selected Wells
Export Plate Layout
Use Layout
Column

Shifting the current treatment paradigm for neurodegenerative diseases

Modifying the progression of the disease requires targeting the specific underlying biological processes that drive disease progression. Unfortunately, these processes evolve over the course of many years prior to manifestation of symptoms and a high percentage of neurons may be lost prior to clinical manifestation. Earlier intervention or prevention of the disease could have a major impact, but it requires accurate disease detection prior to developing symptoms. Due to recent advancement in biomarker research, people at risk of developing AD can be diagnosed 10 to 20 years before symptoms occur, opening a completely new market segment for the prevention of NDD when active vaccination will play an important role. This early, and potentially preventative, Precision Medicine approach may ultimately lead to better disease management for patients with neurodegenerative diseases.

Given the inherent advantages of vaccines compared to monoclonal antibodies, we believe that our programs could have a profound global social and economic impact as a new class of therapy for neurogenerative diseases in various settings.

In regard to treatment, vaccines have potentially improved safety and efficacy profiles. By stimulating the patient's own immune system to produce antibodies, we believe tolerability would be enhanced by avoiding the need to introduce repeated large doses of externally manufactured antibodies. Additionally, due to their ability to target multiple epitopes with a long-lasting and consistent immune response, the polyclonal antibody response generated by a vaccine permits covering multiple pathological species of the targeted protein.

Vaccines as a new class of treatment for neurodegenerative diseases


Treatment
Multiple epitope targeting
Long-lasting immune response
Steady titers
Favorable safety and tolerability
Convenient, annual dosing
Prevention
Vaccination is the best strategy to preserve function and quality of life
Cost-effective and global application
Maintenance
Use as maintenance therapy after monoclonal anti-Abeta antibodies
Convenient, annual dosing to maintain low plaque levels

Vaccines offer other multiple advantages over other therapies

Vaccines are also much simpler to administer. They are amenable to convenient annual or biannual dosing whereas monoclonal antibodies require frequent intravenous infusions (up to twice per month). These dosing regimens position vaccines as an obvious solution for a maintenance therapy for patients who have previously achieved plaque clearance with antibodies. This approach will reduce the burden for infusion centers and enhance access to a broader patient population.

In addition to these advantages, vaccines allow for more simplified distribution logistics and cost-effectiveness. These factors are crucial to enable their global application as preventative therapies. Given the irreversible nature of neuronal damage, earlier intervention, even before symptoms become visible, promises to be the best strategy to preserve patient function and quality of life.

ESG
Report

AC Immune's approach to sustainability

At AC Immune, we are dedicated to advancing sustainable practices that align with our mission to diagnose, treat and prevent neurodegenerative diseases. We are committed to balancing the needs of patients, caregivers, our employees, investors and other key stakeholders. We are proud to present our inaugural ESG report outlining these efforts.

AC Immune's values reinforce our responsibility toward our core mission of advancing treatment options to prevent neurodegeneration, our people and communities, sustainable operations and growth, and ethics and integrity. Our values are underpinned by policies and procedures deeply woven into each of these areas. Our values are core to who we are.

Advancing treatment options
to prevent neurodegeneration

AC Immune recognizes that dementia has become a global epidemic. Currently, more than 50 million people worldwide live with dementia or related Alzheimer's disease (AD) at an estimated global cost of USD 1 trillion annually. An additional 6 million people have Parkinson's Disease. We are focused on addressing the social and economic challenges created by the growing incidence of these and other neurodegenerative diseases.

Dedicated to improving peoples' lives

At AC Immune, our goal is to make a difference in the lives of patients, their families, and caregivers. We are committed to developing new products, based on a Precision Medicine approach, to diagnose, treat, and ultimately, prevent neurogenerative diseases, the largest unmet need in healthcare.

Precision Medicine will enable us to deliver the best combination of treatments and preventive strategies tailored to each patient's diagnostic profile. We actively engage with patient groups and advocates to understand the needs of those living with these conditions.

We are currently advancing 16 therapeutic and diagnostic programs, with seven currently in clinical trials, targeting five different types of misfolded pathological proteins related to Alzheimer's disease, Parkinson's disease and other neurodegenerative disorders.

2022 program highlights:

→ First ever live image of alpha-synuclein (a-syn) in a human brain with our proprietarily held a-syn-PET tracer

→ Initiation of first Phase 2 of an anti-a-syn vaccine with our ACI-7104.056

→ Initiation of landmark Phase 1b/2 study of ACI-24.060, our anti-Abeta vaccine, in both sporadic AD and Down syndrome (DS)

→ Delivery of six total clinical milestones

5 **Targets**	**5+** **Indications**	**4** **Modalities**
Tau Abeta Alpha-synuclein TDP-43[1] Inflammasome	Alzheimer's Disease (AD) AD in Down syndrome Parkinson's Disease MSA[2] PSP[3] ALS[4] Other rare diseases	Vaccine Antibody Small molecule Diagnostic

1 TAR DNA-binding protein 43   2 Multiple System Atrophy   3 Progressive Supranuclear Palsy   4 Amyotrophic Lateral Sclerosis

People and communities

Our people are the cornerstone of our success, contributing to the Company's growth. Our values represent what we stand for and serve as a guide for our actions. They define the identity of AC Immune.

AC Immune must continue to attract, engage, and incentivize a diverse group of scientists and other staff to ensure that we are able to compete in the research and development of therapies for patients.

Diversity at AC Immune

Promoting diversity can help to create a more inclusive and respectful environment and can also bring a variety of perspectives and ideas that can lead to improved performance and innovation.

Diversity is our strength



30+
nationalities represented in the Company

AC Immune and the Global BBP Brain Trust

In support of Alzheimer's disease research, outreach and support, AC Immune via our CEO, Andrea Pfeifer, collaborates with the BrainTrust. An organization led by influential women from government, business and philanthropy, the BrainTrust is dedicated to becoming a trusted advisor to policy and decision makers in order to catalyze the scientific, healthcare and institutional expertise necessary to demonstrate and valorize the benefits of investing in women's brain health.



40%+
hold Ph.D. degrees

30%+
hold M.Sc. degrees



156
employees
Women: 57%
Men: 43%



Women as
Project Leaders
42%



Women in
Executive
Leadership
29%



Women on
Board of Directors
33%

Sustainable operations and growth

AC Immune recognizes that all businesses have a role in cultivating their environment. Our stakeholders have high expectations that we will act responsibly, particularly in light of our core mission. The participation in sustainability initiatives is interwoven into our operations.

Sustainability at the EPFL Innovation Park

AC Immune has been a longstanding member of the EPFL Innovation Park, a partner in sustainable activity. Currently, with EPFL's leadership, we are part of a committed plan to reduce energy usage by 15% in the common areas in 2023. The plan includes such measures as the targeted reduction of utilities usage during off-periods and replacement of inefficient lighting. Additionally, we have set preliminary energy reduction goals of 10% for 2023, focusing on the upgrading of older, inefficient freezers and other infrastructure.

We are also signatories of EPFL Innovation Park Sustainability Charter, which was launched to reinforce and share the commitment for sustainable activities.

Swiss Triple Impact

AC Immune is a member of B Lab Switzerland's Swiss Triple Impact (STI), a program to transition the Swiss ecosystem effectively towards a more resilient economy. This unique program assists Swiss companies to measure their contributions to the Sustainable Development Goals (SDGs) and identify the most important areas for improvement, while at the same time opening up new business opportunities and boosting innovation. The STI program is targeting more than 3,000 companies in a diverse array of sectors to track commitment to the SDGs.

Commuting and flexible working

Commuting and flexible working are closely related as they both have an impact on the way employees travel to and from work, and have a positive impact on the environment and employee wellbeing.

AC Immune offers flexible time and home office days. These initiatives help to reduce peak-hour congestion and emissions, as well as allow employees to choose sustainable transportation options.

Additionally, we promote a sustainable mobility policy by incentivizing our employees to utilize public transportation through subsidies of up to 30%, as well as other incentives for employees who commute via other environmentally friendly methods (e.g. bicycle).

Laboratory safety and maintenance

AC Immune is committed to ensuring laboratory safety and maintenance to protect its employees. We operate various initiatives including:

→ Proper training and education on handling of hazardous materials and waste

→ Regular inspection and maintenance of equipment

→ Providing personal protective equipment

→ Regularly conducting safety drills and exercises for emergency situations; and

→ Establishment of emergency response plans

These measures are intended to keep our employees safe in our laboratories as well as reduce the environmental impact of materials used in our research activities.



Ethics and **integrity**

AC Immune's Commitment to Ethics and Integrity refers to our adherence to a set of moral principles and values that guide the Company's actions. This commitment involves being honest, transparent and accountable in all actions and decisions, and striving to do what is right and fair, even in difficult or challenging situations. This is essential for building trust and credibility and is an important aspect of responsible and sustainable business practices.

AC Immune's Code of Business Conduct and Ethics outlines our foundational values to operate ethically, with integrity and with a focus on transparency. These values minimize our risk for patient, regulatory or financial repercussions. Through the implementation of a strong governance framework, we are able to build trust, ensure compliance with regulatory standards continue our operations. We also have a Board of Directors charter to commit to the highest standards of ethics and integrity.

Transparency

AC Immune maintains a whistleblower hotline and encourages all employees, officers and directors to report any concerns promptly. We will thoroughly investigate any reports of violations made in good faith. All employees, officers and directors are required to cooperate in any internal investigations of misconduct and unethical behavior. We will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith and will investigate until an issue is resolved.

Quality

AC Immune is committed to performing the highest quality scientific research and development. Through these efforts, we strive to develop medicines that will impact our patients' lives without compromising on quality and safety. We prioritize our patients' safety and welfare over all other business priorities.

Our approach to quality is fundamental. We have taken a proactive approach to integrating a Quality Management System (QMS) which ensures that adequate quality standards are implemented throughout the product lifecycle. This promotes compliance, facilitates acceptance by the Health Authorities and addresses customers' needs (e.g. Medical doctors, subjects included in the clinical trials, partners). Our QMS also enables innovation and continuous improvement while ensuring collaboration amongst preclinical, clinical, pharmaceutical development and manufacturing activities.

Our quality compliance requirements have increased as we have expanded our pipeline and advanced certain programs into mid-stage clinical development. Our VP Regulatory Affairs and Quality Assurance (QA) is responsible for managing these requirements. As an example, we introduced a document management system, enabling easier access to standard operating procedures.

We also monitor performance and compliance with QA objectives throughout the year via cross-functional meetings with senior leadership. In these meetings, we track progress and develop remediation actions for any non-compliant areas. We report our quality performance monthly to our CEO. Finally, we also have mandatory reviews and training relevant for each person upon hire and throughout their tenure with the Company.

Cybersecurity and privacy

Protecting our sensitive data and intellectual property is of critical importance to our business. We have implemented cybersecurity measures to safeguard against cyber attacks, data breaches, and unauthorized access to our systems. Our security controls include regular security assessments and continuous monitoring of our network and infrastructure. We have also implemented an electronic lab notebook system.

We also prioritize the privacy of our stakeholders, including our employees, patients, partners and others. We have implemented policies and procedures to ensure that all personal data is collected, processed, and stored in compliance with applicable privacy laws and regulations. We provide training and awareness programs to our employees to ensure that they understand their roles and responsibilities in protecting personal data.

Overall, we are committed to maintaining the highest standards of cybersecurity and privacy to protect our business and stakeholders. We will continue to invest in these areas to ensure that we stay ahead of emerging threats and maintain the trust of our stakeholders.



Corporate
Governance



Board of **Directors**



DOUGLAS E. WILLIAMS, PH.D. CHAIR

Chair of the Board: Since 2019
Chair of the Compensation, Nomination & Corporate Governance Committee: Since 2018

Douglas Williams is currently the President, CEO and member of the Board of Directors of Codiak BioSciences. He was previously Biogen's Executive Vice President, Research and Development, serving in this role from January 2011 to July 2015. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. ZymoGenetics was purchased for $985 million by Bristol Myers Squibb during Dr. Williams' tenure.



ANDREA PFEIFER, PH.D. COFOUNDER & CHIEF EXECUTIVE OFFICER

Member of the Board: Since 2016

Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 3.3 billion plus additional royalties. Before founding the Company, she was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business.



MONIKA BÜTLER, PH.D. CHAIR OF THE AUDIT AND FINANCE COMMITTEE

Member of the Board: Since 2021
Chair of the Audit and Finance Committee: Since 2021

Monika Bütler is a leading Swiss economist and former Vice President of the independent Swiss Covid-19 Science Taskforce. She is a member of the Board of Directors and of the audit committees of both Schindler Holding AG and Swiss Life Holding AG, and a member of the Board of Directors and of the compensation and nomination committee of Huber & Suhner AG. Dr. Bütler is a Vice President of the Foundation Board of the Gebert Rüf Foundation, a science and innovation foundation that supports entrepreneurial projects which are committed to achieving an impact.



ALAN COLOWICK, M.D. DIRECTOR

Member of the Board: Since 2021

Alan Colowick is currently a Managing Director at Matrix Capital Management and has served in executive and Board roles for numerous large and emerging biotech companies. From 2017 until January 2021, he was a Partner at Sofinnova, where he led investments for several clinical-stage companies. Previously, Dr. Colowick was Executive Vice President and served in various leadership roles at Celgene Corporation, including President for Celgene's EMEA regions and Senior Vice President of Global Medical Affairs.



CARL JUNE, M.D. DIRECTOR

Member of the Board: Since 2020

Carl June is Richard W. Vague Professor in Immunotherapy, Director of the Center for Cellular Immunotherapies and Director of the Parker Institute for Cancer Immunotherapy at the Perelman School of Medicine at the University of Pennsylvania. Due to his lifelong work on lymphocyte activation, Prof. June is considered a world authority on mechanisms related to immune tolerance and adoptive immunotherapy in the fields of chronic inflammation and cancer. He and his team pioneered the groundbreaking work in immunotherapy in which patients with refractory and relapsed chronic lymphocytic leukemia are treated with genetically engineered versions of their own T cells. This CAR-T therapy approach, which trains the immune system to attack and destroy cancer cells, has opened a new era of innovative treatments and personalized medicine for cancer patients.



MONICA SHAW, M.D. DIRECTOR

Member of the Board: Since 2021

Monica Shaw is a pharmaceutical industry expert who has held senior leadership positions and was involved in advancing more than 15 therapeutic products from first-in-man studies through regulatory approvals and commercialization across multiple geographies. She also played key business development roles in company acquisition and integration and co-development partnerships. Through her work, Dr. Shaw gained extensive specialty experience in the fields of dermatology, immuno-inflammation, HIV, neurology and oncology.



ROY E. TWYMAN, M.D. DIRECTOR

Member of the Board: Since 2019
Member of the Compensation, Nomination and Corporate Governance Committee: Since 2021

Roy Twyman is a Neurologist and is founder and current CEO of Amron Neuroscience, LLC, a private consulting company focused on neuroscience drug development. Prior to this, Dr. Twyman spent almost 20 years at Janssen Research & Development, LLC (a Johnson & Johnson company) and was a member of the Neuroscience Therapeutic Area Leadership team responsible for clinical R&D and strategic planning of CNS neurology and psychiatry pipeline products. From 2012 to March 2018, Dr. Twyman was a Senior Vice President in the Neuroscience Therapeutic Area overseeing the Alzheimer's Disease Area.



THOMAS GRANEY DIRECTOR

Member of the Board: Since 2016
Member of the Audit and Finance Committee: Since 2016
Member of the Compensation, Nomination and Corporate Governance Committee: Since 2016

Thomas Graney is currently the CEO, CFO, and member of the Board of Directors of Oxurion NV. Prior to Oxurion, he was CFO of Generation Bio, Senior Vice President and CFO at Vertex Pharmaceuticals Inc. and CFO and SVP of Finance & Corporate Strategy at Ironwood Pharmaceuticals. Prior to Ironwood Pharmaceuticals, Mr. Graney spent 20 years working with J&J and its affiliates, serving for 4 years as worldwide VP of Finance and CFO of Ethicon.



WERNER LANTHALER, PH.D. DIRECTOR

Member of the Board: Since 2018
Member of the Audit and Finance Committee: Since 2018

Werner Lanthaler is the CEO of Evotec AG, a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. Since joining Evotec in 2009, Dr. Lanthaler has focused the company on collaborating with biotech and pharma companies and academia, supporting biotech innovation. He previously served as Chief Financial Officer at Intercell AG where he played a key role in many of that company's major milestones.

Executive **Management**



ANDREA PFEIFER, PH.D. COFOUNDER & CHIEF EXECUTIVE OFFICER

Chief Executive Officer: Since 2003

Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 3.3 billion plus additional royalties. Before founding the Company, she was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business.



MARIE KOSCO-VILBOIS, PH.D. CHIEF SCIENTIFIC OFFICER

Chief Scientific Officer: Since 2019

A U.S. citizen, Marie Kosco-Vilbois has extensive experience in the biopharmaceutical industry and served as Chief Scientific Officer of Novimmune since 2005. Prior to joining Novimmune in 2002, Dr. Kosco-Vilbois was Head of Immunology and Preclinical Pharmacology at the Serono Pharmaceutical Research Institute, a Senior Scientist and then Head of Immunology at the Glaxo Wellcome Research Institute in Geneva, and a Scientific Member of the Basel Institute for Immunology. During her career, she has taken numerous biologicals from discovery into preclinical studies and clinical development, most notably filing market applications of a biological for an orphan indication.



JOHANNES ROLF STREFFER, M.D. CHIEF MEDICAL OFFICER

Chief Medical Officer: Since 2021

Johannes Streffer joined AC Immune in January 2021 as Chief Medical Officer from UCB Biopharma SPRL where he was VP, Head of Translational Medicine Neuroscience. Prior to this he was a member of the Alzheimer Disease Area Leadership Team at Janssen R&D and the industrial lead for EMIF-AD, where 14 countries are combined to foster understanding of early biomarkers and change in the predementia AD spectrum. His recognized expertise and standing in the scientific and medical community provide an invaluable asset as we work to develop innovative treatments for neurodegenerative diseases based on our proprietary technology platforms.



CHRISTOPHER ROBERTS INTERIM CHIEF FINANCIAL OFFICER, VP FINANCE

Vice President, Finance and Interim Chief Financial Officer: Since 2022

Christopher Roberts joined AC Immune in 2019 serving in various roles within the Company's finance leadership team prior to his promotion in 2022. Previously, Mr. Roberts worked as a Senior Manager for Ernst & Young for more than 10 years and supported the AC Immune IPO. During that time, he served high-growth life science companies in Switzerland, the San Francisco Bay Area, and the UK, focusing on initial and follow-on offerings, SEC reporting, and SOX 404 implementation projects. Mr. Roberts is a Trustee and Treasurer of Msizi Africa, a charity dedicated to sustainably improving the lives of children in Lesotho.



HOWARD DONOVAN CHIEF HUMAN RESOURCES OFFICER

Chief Human Resources Officer: Since 2022

Howard Donovan joined AC Immune in 2022 and is an internationally experienced, commercially focused leader who has competencies in all aspects of employee services, wellbeing, benefit design, international mobility, talent management, operations and HR business partnering. He has been at the World Economic Forum since 2015, where he led People Services and was responsible for global reward, employee experience, people insights, strategic sourcing, new office launches, and business partnering with the Board of Directors across its locations in Switzerland, United States, China, Japan and India.



JEAN-FABIEN MONIN CHIEF ADMINISTRATIVE OFFICER

Chief Administrative Officer: Since 2015

Jean-Fabien Monin was nominated Chief Administrative Officer in July 2015 following his role as our Chief Financial Officer from March 2009 to July 2015. Prior to AC Immune, he held several positions during his tenure of 14 years at bioMérieux, a leading international in vitro diagnostics group, culminating in his nomination as Chief Financial Officer. His last position was CFO of bioMérieux Central Europe based in Vienna, Austria from December 2006 to March 2009.



PIERGIORGIO DONATI CHIEF TECHNICAL OPERATIONS OFFICER

Chief Technical Operations Officer: Since 2019

Piergiorgio Donati joined AC Immune in June 2018 as Director, Global Program Management, having previously worked for AC Immune from 2011 to 2015 as Head of Manufacturing and Project Management. Between 2015 and 2018, Mr. Donati was Head of CMC program development at Glenmark Pharmaceuticals and Biotech CMC Lead at Merck KGaA. Prior to 2011, he held R&D positions at Abiogen, Merck Group and Serono.

Directors and Executive Management **Compensation Report**

This compensation report of AC Immune SA ("AC Immune" or "Company") has been prepared in accordance with the Federal Ordinance Against Excessive Compensation in Stock Exchange Listed Companies (the "Ordinance"), effective January 1, 2014.

1. Compensation of the Board of Directors

a. Board Composition in 2022 and 2021

Name	Appointment	Board	Audit and Finance Committee	Compensation, Nomination and Corporate Governance Committee
Douglas Williams, Ph.D.	2018	Chair		Chair
Thomas Graney	2016	Director	Member	Member
Andrea Pfeifer, Ph.D.	2016	Director – CEO		
Werner Lanthaler, Ph.D.	2018	Director	Member	
Roy Twyman, M.D.	2019	Director		Member[3]
Carl June, M.D.	2020	Director		
Alan Colowick, M.D.	2021[1]	Director[1]		
Monika Bütler, Ph.D.	2021[2]	Director[2]	Chair[2]	
Monica Shaw, M.D.	2021[2]	Director[2]		
Martin Velasco	2003	Vice-Chair[3, 4]	Member[4]	Member[4]
Peter Bollmann, Ph.D.	2015	Director[4]	Chair[4]	

1 Appointed March 31, 2021
2 Appointed October 29, 2021
3 Chair from 2003 until June 28, 2019, Vice-Chair until October 29, 2021, position of Vice-Chair no longer exists, Honorary Chair from October 29, 2021. The Board may grant the title of Honorary Chair to an esteemed longstanding Chair who has resigned. The Honorary Chair is not a Board member and has no right or duties of Board member. He is not entitled to receive any fees
4 Retired October 29, 2021

Our Board of Directors is composed of eight directors, not including our Chief Executive Officer (CEO). Each director is elected for a one-year term. The current members of our Board of Directors were appointed at the shareholders' meeting held on June 24, 2022 to serve until the 2023 shareholders' meeting planned for June 2023.

Pursuant to the NASDAQ Marketplace Rule 5615(a)(3), the Company follows Swiss rules in lieu of the NASDAQ exchange listing rules for rules regarding the compensation, nomination and corporate governance committee, independent director oversight of executive officer compensation, majority independent board representation and the establishment of, or amendments to, equity-based compensation plans for employees. Swiss law does not require that a majority of our Board of Directors consists of independent directors. Taking into account all applicable committee independence standards, Douglas Williams, Thomas Graney, Werner Lanthaler, Roy Twyman, Carl June, Alan Colowick, Monika Bütler and Monica Shaw are "independent directors."

Peter Bollmann, and Martin Velasco were deemed "independent" during their tenures as members of our Board of Directors. In making such determination, our Board of Directors considered the relationships that each non-employee director has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the director's independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

b. Compensation Structure

Board members are paid a fixed fee dependent on the function exercised. Such fees have been determined in alignment with market practice. In addition to the fixed fee, board members are awarded equity instruments under the Company's equity incentive plans as described within the section "Equity Incentive Plans" of this report.

Since July 2022, annual fixed fees, net of social charges, totaled, and were paid semi-annually, in Swiss Francs (CHF) as follows:

	Chair CHF '000	Member CHF '000
Board of Directors	87	54
Compensation, Nomination and Corporate Governance Committee	15	10
Audit and Finance Committee	15	10

c. 2022 and 2021 Board Compensation

In 2022 and 2021, the total compensation of the members of the Board of Directors consists of board fees, social charges and compensation paid in the form of equity instruments and is outlined below:

2022

Name	Gross Cash Compensation CHF '000	FMV of Equity instruments granted[2, 3] CHF '000	Total Annual Compensation[4] CHF '000
Douglas Williams, Ph.D.	109	85	194
Thomas Graney	72	70	142
Andrea Pfeifer, Ph.D.[1]	—	—	—
Werner Lanthaler, Ph.D.	66	70	136
Roy Twyman, M.D.	64	70	134
Carl June, M.D.	54	70	124
Alan Colowick, M.D.	54	70	124
Monika Bütler, Ph.D.	72	136	208
Monica Shaw, M.D.	58	136	194
Martin Velasco	—	—	—
Peter Bollmann, Ph.D.	—	—	—
Total 2022	**549**	**707**	**1,256**

2021

Name	Gross Cash Compensation CHF '000	FMV of Equity instruments granted[2, 3] CHF '000	Total Annual Compensation[4] CHF '000
Douglas Williams, Ph.D.	109	82	191
Thomas Graney	70	66	136
Andrea Pfeifer, Ph.D.[1]	—	—	—
Werner Lanthaler, Ph.D.	64	66	130
Roy Twyman, M.D.	56	66	122
Carl June, M.D.	54	66	120
Alan Colowick, M.D.	41	132	173
Monika Bütler, Ph.D.	12	43	55
Monica Shaw, M.D.	10	43	53
Martin Velasco	75	74	149
Peter Bollmann, Ph.D.	57	66	123
Total 2021	**548**	**704**	**1,252**

1 There is no compensation for board participation; compensation for Andrea Pfeifer, CEO, is included in section 2c below
2 Stock options were granted in 2021 and a mixture of stock options and restricted share units (RSUs) in 2022. These awards are further described in Section 3 below. We estimate the fair value of RSUs using a reasonable estimate of market value of the common shares on the date of the award. Stock options granted are valued using the Black-Scholes model
3 Fair market value (FMV) excludes Swiss social security contributions since such contributions are only due if and when the equity instrument is exercised
4 AC Immune also paid contributions to the social security system, which amounted to CHF 28 thousand and CHF 26 thousand in 2022 and 2021, respectively

Directors and Executive Management
Compensation Report
continued

1. Compensation of the Board of Directors continued

d. Loans to Board Members, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

For the years ending December 31, 2022 and 2021, the Company granted no loans to current or former members of the Board of Directors. Additionally, as of December 31, 2022 and 2021, no such loans or credit payments existed to current or former members of the Board of Directors, or to related parties of current or former members of the Board of Directors.

For the years ending December 31, 2022 and 2021, no disclosable compensation was paid to related parties of current or former members of the Board of Directors.

2. Compensation for Members of Executive Management

a. Executive Management Composition in 2022 and 2021

Name	Function	Appointment
Andrea Pfeifer, Ph.D.	Chief Executive Officer	2003
Jean-Fabien Monin	Chief Administrative Officer	2009
Joerg Hornstein[1]	Chief Financial Officer	2017
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	2019
Piergiorgio Donati	Chief Technical Operations Officer	2019
Johannes Streffer; M.D.[2]	Chief Medical Officer	2021
Howard Donovan[3]	Chief Human Resources Officer	2022
Christopher Roberts[4]	Vice President Finance, Interim Chief Financial Officer	2022

1 Until departure on July 31, 2022
2 Appointed on January 11, 2021
3 Appointed on July 1, 2022
4 With an effective date of August 1, 2022

b. Executive Compensation Principles

Each member of the Executive Management receives remuneration consisting of a base salary, incentive plan, social benefits, as well as an equity incentive plan. These are more fully described in the Compensation Philosophy, Principles and Governance section of this report.

c. 2022 and 2021 Executive Compensation

The total compensation of the Executive Management, including the CEO and the highest individual compensation of the members of the Executive Management for the years ending December 31, 2022 and 2021, respectively, are outlined below:

2022

Name	Cash Compensation CHF '000	Other Compensation CHF '000	Pension (employer) CHF '000	Cash Bonus CHF '000	Total[1] CHF '000	Equity FMV[2,3,4] CHF '000
Andrea Pfeifer, Ph.D.	558	28	78	329	993	575
Total Executive Management Compensation	2,343	84	295	833	3,555	1,255

2021

Name	Cash Compensation CHF '000	Other Compensation CHF '000	Pension (employer) CHF '000	Cash Bonus CHF '000	Total[1] CHF '000	Equity FMV[2,3,4] CHF '000
Andrea Pfeifer, Ph.D.	530	28	75	465	1,098	1,150
Total Executive Management Compensation	2,197	93	266	1,198	3,754	3,128

1 AC Immune also paid the company-related portion of social security contributions for members and former members of the Executive Management in line with applicable laws where the executives are employed. This was an aggregate amount of CHF 349 thousand in 2022 and CHF 324 thousand in 2021, which includes the employer cost of accident and loss of salary through illness insurance. Additional employer social charges, related to the exercise of options were for an amount of nil and CHF 17 thousand in the aggregate for Executive Management in 2022 and 2021, respectively
2 Stock options were granted in 2021 and a mixture of stock options and RSUs were granted in 2022. These awards are further described in Section 3 below. Stock options awarded in 2021 will fully vest from 2021 through 2025. Stock options and RSUs awarded in 2022 will fully vest from 2022 to 2025. We estimate the fair value of RSUs using a reasonable estimate of market value of the common shares on the date of the award. Stock options granted are valued using the Black-Scholes option-pricing model
3 Fair market value (FMV) excludes Swiss social security contributions since such contributions are only due if and when the equity instrument is exercised
4 Equity granted in June 2022 was for a period of six months from July 1, 2022, through December 31, 2022. This period represented a "transition" period to align the compensation architecture with a calendar year basis commencing in January 2023

d. Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Management

For the years ending December 31, 2022 and 2021, the Company granted no loans, and no severance payments were made, nor other compensation paid or promised to current or former members of the Executive Management. Additionally, as of December 31, 2022 and 2021, no such loans nor credit payments existed to current or former members of the Executive Management, or to related parties of current or former members of the Executive Management.

For the years ending December 31, 2022 and 2021, no disclosable compensation was paid to related parties of current or former members of the Executive Management.

Directors and Executive Management **Compensation Report**
continued

3. Equity Incentive Plans of the Board of Directors and the Executive Management
Board of Directors and Executive Management Equity Incentive Plan Summary
The Members of the Board of Directors and Executive Management held the following equity instruments, as outlined in the following two tables, as of December 31, 2022 and 2021:

Investments held by members of the Board of Directors[(1)]
2022

Name	Function	Number of Shares	Number of Options – Vested[4]	Number of Options – Unvested[3, 4]	Number of Restricted Share Units – Vested[2]	Number of Restricted Share Units – Unvested[2]
Douglas Williams, Ph.D.	Chair	—	58,803	28,177	12,818	11,111
Thomas Graney	Director	4,023	47,329	23,204	11,828	9,150
Werner Lanthaler, Ph.D.	Director	—	47,329	23,204	11,906	9,150
Roy Twyman, M.D.	Director	—	65,511	23,204	—	9,150
Carl June, M.D.	Director	—	37,826	29,694	—	9,150
Alan Colowick, M.D.	Director	—	20,511	31,553	—	9,150
Monika Bütler, Ph. D.	Director	—	25,310	45,204	—	9,150
Monica Shaw, M. D.	Director	—	25,310	45,204	—	9,150
Total 2022		**4,023**	**327,929**	**249,444**	**36,552**	**75,161**

2021

Name	Function	Number of Shares	Number of Options – Vested[4]	Number of Options – Unvested[3, 4]	Number of Restricted Share Units – Vested[2]	Number of Restricted Share Units – Unvested[2]
Douglas Williams, Ph.D.	Chair	—	42,819	15,984	12,818	—
Thomas Graney	Director	4,023	34,464	12,865	11,828	—
Werner Lanthaler, Ph.D.	Director	—	34,464	12,865	11,906	—
Roy Twyman, M.D.	Director	—	46,585	18,926	—	—
Carl June, M.D.	Director	—	18,472	25,844	—	—
Alan Colowick, M.D.	Director	—	3,471	25,389	—	—
Monika Bütler, Ph. D.	Director	—	—	14,310	—	—
Monica Shaw, M. D.	Director	—	—	14,310	—	—
Total 2021		**4,023**	**180,275**	**140,493**	**36,552**	**—**

1 Excluding Andrea Pfeifer, CEO, whose holdings are listed under Executive Management
2 Each RSU granted entitles the Grantee an equivalent number of common shares of the Company. The settlement and delivery of shares occurs upon payment of the nominal value of the vested Restricted Share Unit
3 Stock options awarded in 2021 will fully vest from 2022 through 2024; Stock options awarded in 2022 will fully vest from 2023 through 2025
4 Each stock option award entitles the Grantee the right and option to purchase all or any part of the number of common shares of the Company, equivalent to the number of stock options exercised

Investments held by members of the Executive Management
2022

Name	Function	Number of Shares	Number of Options – Vested[2]	Number of Options – Unvested	Number of Restricted Share Units – Vested[3]	Number of Restricted Share Units – Unvested
Andrea Pfeifer, Ph.D.[1]	Chief Executive Officer	2,303,420	533,404	399,286	29,662	62,636
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	64,365	106,420	148,421	—	27,778
Joerg Hornstein	Chief Financial Officer	—	455,586	—	—	—
Jean-Fabien Monin	Chief Administrative Officer	292,411	69,730	51,762	2,297	7,500
Piergiorgio Donati	Chief Technical Operations Officer	4,500	79,307	54,290	1,601	8,007
Johannes Streffer, M.D.	Chief Medical Officer	181,212	48,079	121,798	5,446	27,234
Howard Donovan	Chief Human Resources Officer	—	3,750	18,750	1,634	8,170
Christopher Roberts	Vice President Finance, Interim Chief Financial Officer	2,500	10,800	18,000	—	—
Total 2022		**2,848,408**	**1,307,076**	**812,307**	**40,640**	**141,325**

2021

Name	Function	Number of Shares	Number of Options – Vested[2]	Number of Options – Unvested	Number of Restricted Share Units – Vested[3]	Number of Restricted Share Units – Unvested
Andrea Pfeifer, Ph.D.[1]	Chief Executive Officer	2,303,420	305,508	454,682	17,135	—
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	64,365	31,931	159,160	—	—
Joerg Hornstein	Chief Financial Officer	—	371,029	279,594	—	—
Jean-Fabien Monin	Chief Administrative Officer	292,411	41,679	59,158	—	797
Piergiorgio Donati	Chief Technical Operations Officer	4,500	47,745	63,802	—	—
Johannes Streffer, M.D.	Chief Medical Officer	14,200	11,860	83,017	—	—
Total 2021		**2,678,896**	**809,752**	**1,099,413**	**17,135**	**797**

1 A portion of the shares correspond to pre-IPO preferred shares that were acquired directly by the member through the Company's successive financial rounds (Series A, B, C and D), and were not granted as equity
2 Each stock option award entitles the Grantee the right and option to purchase all or any part of the number of common shares of the Company, equivalent to the number of stock options exercised
3 Each RSU entitles the Grantee an equivalent number of common shares of the Company. The settlement and delivery of shares shall only occur upon payment of the settlement price of the RSU

Compensation of Current and Former Members of the Board and Executive Management
In connection with RSUs settled and options exercised in 2022 and 2021 by current and former members of the Board and Executive Management, AC Immune paid social contributions, in accordance with applicable laws, on the gain resulting from the difference in exercise price and fair value of the shares at the time of the exercise. With regard to the former Board and Executive Management members, AC Immune paid a total of nil in 2022 and 2021, respectively. With regard to the current Board and Executive Management members, AC Immune paid a total of nil and CHF 17 thousand in 2022 and 2021, respectively.

Directors and Executive Management
Compensation Report
continued

3. Equity Incentive Plans continued

Compensation Philosophy, Principles and Governance

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer's disease (AD) and Parkinson's disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP 43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson's disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

AC Immune's compensation policy is designed to attract, motivate and retain talent in order to support the achievement of the Company's financial and strategic objectives. The policy further aims at ensuring a fair and competitive compensation package. The Board believes that by combining short- and long-term incentive elements, the compensation system helps to align the interests of the members of the Board and Executive Management with the interests of the Company and its shareholders. In addition, compensation elements are focused on rewarding the delivery of outstanding and sustainable results without inappropriate risk-taking.

In 2022 and 2021, the Company engaged a reputable compensation and performance expert firm to benchmark the compensation level and structure for the members of the Board and Executive Management. The analysis included compensation data of the comparable pharmaceutical and biotechnology companies, including several U.S.-based companies. The Board concluded that adjustments to the compensation were required in order for AC Immune to remain a competitive employer.

Method of Determining Compensation

The Role and Powers of the Compensation, Nomination and Corporate Governance Committee (CNC)

The CNC consists of three members, who are appointed at the Annual General Meeting (AGM), or in case of vacancies, the Board of Director's may appoint substitutes from amongst its members for the remaining term of office. The committee enacts its own charter.

Compensation Guidelines:

The CNC recommends guidelines for the compensation of the members of the Board of Directors, the CEO and the Executive Management, and submits these recommendations to the Board of Directors for approval.

The CNC provides an overall package for near- and long-term compensation, including variable compensation, that (i) is designed to attract, motivate and retain persons with the necessary skills and character, (ii) is consistent with market conditions, and in the case of variable compensation, consistent with the Company's and individual's performance, and (iii) aligns the interests of the members of the Board of Directors and the Executive Management with the interests of the Company. The CNC also periodically reviews the Company's compensation policies for its employees who are not members of the Executive Management.

The CNC meets at least four times per year and informs the Board of Directors of its recommendations and resolutions after each meeting.

Approval of Compensation by the Annual General Meeting

Swiss law requires a binding approval of the maximum compensation for the Board and the Executive Management. Under the current system, approved by the shareholders on June 25, 2021, and effective from the AGM held on June 24, 2022, shareholders approve annually and separately the proposals of the Board of Directors in relation to the maximum aggregate amount of:

1) the compensation of the Board of Directors for the period until the next AGM; and

2) the compensation of the Executive Committee for the following financial year.

In addition, this Compensation Report is subject to a non-binding, advisory vote at the upcoming AGM.

Art. 47 of the Articles of Association (AoA) contains transitional provisions and regulates the decisions that were taken in the 2022 AGM, including:

1) the non-performance-related compensation of the Executive Management for the 6-month transition period starting on July 1, 2022 through December 31, 2022;

2) the grant of options, shares or other equity instruments in the Company to Executive Management for the same 6-month transition period; and

3) the variable compensation for the Executive Management for the current year.

Until the AGM of June 25, 2021, shareholders separately approved the total maximum amounts proposed by the Board of Directors pursuant to Articles 32 and 33 of the AoA for:

1) the non-performance-related compensation of the Board of Directors for the next term of office;

2) a possible additional compensation of the Board of Directors for the preceding business year;

3) the non-performance-related compensation of the Executive Management for the 12-month period starting on July 1 following the AGM;

4) the variable compensation for the Executive Management for the current year; and

5) the grant of options, shares or other equity instruments in the Company to the Board of Directors and the Executive Management.

If the AGM refuses to approve a respective motion by the Board of Directors, the Board of Directors may either submit a new motion at the same meeting or determine a maximum total remuneration or several maximum partial remunerations, subject to the relevant principles of the compensation, or submit a new motion to the next AGM for approval. The Company may remunerate within the framework of the maximum total or partial remuneration and subject to the approval by the AGM.

Compensation of the Board of Directors

The CNC reviews and proposes to the Board of Directors the resolution to be submitted to the AGM for the maximum total compensation of the Board of Directors. The CNC will also request approval by the Board of Directors of the individual compensation packages to be paid to members of the Board of Directors.

The compensation for members of the Board typically consists of:

1) Annual cash compensation; and

2) Annual grant of equity.

Both components do not depend on the achievement of corporate goals or the individual performance of a Board member. Additionally, the Company pays the employer's social security contributions due on these amounts. Board members do not receive any variable compensation and do not participate in the Company's pension plan.

Compensation of the Executive Management

The CNC evaluates the annual performance of the CEO and Executive Management team members and submits the evaluation to the Board of Directors for review and approval, during an executive session without the CEO or Executive Management team members being present.

Subject to and within the bounds of the maximum compensation approved by the AGM, the CNC reviews and recommends for approval by the Board of Directors the annual base salary, incentive compensation (bonus) and equity compensation of the CEO, and in consultation with the CEO, of the Executive Management, and the overall compensation of the CEO and the Executive Management. The CNC also requests approval by the Board of Directors regarding the determination of the compensation-related targets for the Executive Management and requests approval by the Board of Directors of the individual compensation packages to be paid to members of the Executive Management.

Directors and Executive Management
Compensation Report
continued

3. Equity Incentive Plans continued

Elements of Compensation for 2022 and 2021

Base Salary

Base salaries are competitive in order to attract, motivate and retain talented leaders with the necessary expertise, experience and leadership behaviors. The salary level is based on the scope of the role and market assessment as well as the jobholder profile in terms of experience and skills. The fixed compensation for Executive Management team members includes base salary, car allowance (where applicable) and payments to the pension fund by the Company. Base salaries are assessed annually by the CNC, taking into account individual performance and the results of the external benchmarking.

Bonus Plan

The CNC proposes to the Board of Directors an incentive bonus plan providing for variable remuneration of the members of the Executive Management based on the achievement of the Company's corporate goals, as well as their individual performance. The CNC reviews and approves any necessary changes to such plan that are proposed by the CEO. The CNC reviews and approves any employment contracts, separation agreements, or other agreements that the Company proposes to enter into with any present, future or former members of the Executive Management team, ensuring that the key terms of all contracts are submitted for the approval of the Board of Directors and are within the limits of the maximum compensation approved by the AGM.

The annual cash bonus for 2022 and 2021 was based on the achievement of Company and individual goals. The target bonus (i.e. cash bonus to be paid if 100% of corporate and individual objectives are met) is determined individually for each member of the Executive Management as a fixed amount, ranging from 20% to 69% of their base salary (28% to 69% in 2021), with a median 29%. According to the external benchmarking, target bonuses for most members of executive management continue to be in the low range of the peer group. The 2022 corporate goals included: (i) fulfilment of various R&D milestones for several preclinical and clinical programs; (ii) establish business opportunities for specific preclinical and clinical programs. The 2021 corporate goals included: (i) fulfillment of various R&D milestones and (ii) advancement of several R&D preclinical and clinical programs.

The weightings of the corporate and individual goals are defined for each executive management member and vary depending on the position. In general, the higher the position of an employee, the more weight is put on the achievement of corporate goals rather than on individual goals. The Board determined that the actual target achievement of the 2022 and 2021 corporate goals was 90% and 100%, respectively.

Pension Plan and Social Charges

Pension Plan

The Company participates in a collective foundation covering all of its employees including its Executive Management team. In addition to retirement benefits, the plan provides death or long-term disability benefits. Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 47% (47% in 2021) and 53% (53% in 2021) by employee and employer, respectively. This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation, and it is governed by the Board of Trustees, which consists of an equal number of employer and employee representatives. The Board of Trustees is responsible for the administration of the plan assets and for the definition of the investment strategy.

Social Security Contributions

The Company pays old age and survivors' insurance (AHV), Disability insurance (IV), and Income replacement scheme (EO) as required by Swiss Federal law.

Equity Incentive Plans

Current Plan

The 2016 Option and Incentive Plan as amended and restated as of October 7, 2019 (the "2016 Plan," or "SOIP") was established for the officers, employees, non-employee directors and consultants of the Company. In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 Plan. In October 2019, the Board authorized a second amendment and restatement to the 2016 Plan to align certain elements with Swiss statutory requirements that had no financial impact for the Company in 2019. The 2016 Plan provides for a variety of

award types, including stock options, restricted share awards, restricted share units, unrestricted share awards, and performance-based awards. Vesting and performance-based conditions vary by grant and are determined by the plan administrator, which is the CNC, or the CEO under specified delegation limitations granted by the Board of Directors. Although option awards with an "Exercise Price" are determined at the time of grant by the plan administrator, they are not less than 100% of the fair market value at the grant date. Further, awards with an "Option Term" may not exceed 10 years. The 2022 and 2021 awards that were granted to members of the Executive Management team and Board of Directors are disclosed in Section 3 of this report. According to the external benchmarking, the equity awards continued to be in the lower range of the peer group.

2016 Option and Incentive Plans

Directors and Executive Consideration

For the fiscal years ended December 31, 2022, and 2021, we granted our directors and executive management, in the aggregate, options for the right to acquire 633,063 and 745,762 shares, respectively at an exercise price ranging from USD 2.76 to USD 3.15 per share in 2022 and ranging from USD 5.31 to USD 7.23 per share in 2021. In 2022, we also granted restricted share units for the right to 239,196 shares, with a market price of USD 3.15. Directors who were appointed in October 2021, received an initial option award in 2022 which vests over a three-year period with vesting to occur annually. Options granted annually to directors vest at the end of a one-year period. Commencing in 2022, options and restricted share units that were granted to executive management vest fully over a three-year period (previously over a four-year period) with equal tranches of vesting occurring quarterly or bi-annually.

Prior Plans

Since our inception in 2003, we have had four separate Prior Plans under which stock options were granted (Prior Plans A, B and C2 have terminated): Options granted under Plan C1 from 2013 through the adoption of the current SOIP were taxed upon exercise instead of at grant due to a change in taxation rules.

The options granted under Plan C1 vested over a four-year period with 25% of these options vesting each year. The options granted under our current SOIP have vesting conditions which are determined by the administrator at the time of grant and are specified in the applicable award certificate.

Our Board of Directors has the authority to amend each of the Prior Plans.

Other

Employment Contracts

The Executive Management team members are employed with contractual agreements that have an unlimited duration with a notice period of twelve months for each of the Chief Executive Officer, Chief Human Resources Officer, Chief Administrative Officer, Chief Technical Operations Officer and Chief Medical Officer. The notice period for the Chief Scientific Officer is six months, and for the Vice President Finance, Interim Chief Financial Officer is three months. Executive members are not contractually entitled to termination payments, although they can retain the vested portions of the stock options.

Statutory **Auditor's Report**

to the General Meeting of AC Immune SA

Ecublens

Report on the audit of the compensation report

Opinion

We have audited the compensation report of AC Immune SA (the Company) for the year ended December 31, 2022. The audit was limited to the information on remuneration, loans and advances pursuant to Art. 14 to 16 of the Ordinance against Excessive Remuneration in Listed Companies Limited by Shares (Ordinance) in the tables 1.c., 2.c. and 3 and the information in sections 1.b. and 3 of the compensation report.

In our opinion, the information on remuneration, loans and advances in the compensation report (pages 38 to 47) complies with Swiss law and article 14 to 16 of the Ordinance.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables 1.c., 2.c. and 3 and the information in sections 1.b. and 3 in the compensation report, the consolidated financial statements, the financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor's responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information on remuneration, loans and advances pursuant to article 14 to 16 of the Ordinance is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers SA

/s/ Michael Foley   /s/ Alex Fuhrer

Licensed audit expert   Licensed audit expert
Auditor in charge
Lausanne, March 16, 2023

Financial
Statements



Consolidated **Balance Sheets**

as of December 31,

	Note	**2022** **CHF '000**	2021 CHF '000
Assets			
Non-current assets			
Property, plant and equipment	4	4,259	5,116
Right-of-use assets	5	2,808	2,914
Intangible asset	6/7	50,416	50,416
Long-term financial assets	5	361	363
Total non-current assets		**57,844**	**58,809**
Current assets			
Prepaid expenses	9	4,708	3,015
Accrued income	9/13	408	975
Other current receivables	10	392	428
Short-term financial assets	8	91,000	116,000
Cash and cash equivalents	8	31,586	82,216
Total current assets		**128,094**	**202,634**
Total assets		**185,938**	**261,443**
Shareholders' equity and liabilities			
Shareholders' equity			
Share capital	11	1,797	1,794
Share premium	11	431,323	431,251
Treasury shares	11	(124)	(124)
Currency translation differences		10	—
Accumulated losses		(264,015)	(200,942)
Total shareholders' equity		**168,991**	**231,979**
Non-current liabilities			
Long-term lease liabilities	5	2,253	2,340
Net employee defined benefit liabilities	17	3,213	7,098
Total non-current liabilities		**5,466**	**9,438**
Current liabilities			
Trade and other payables	12	929	2,003
Accrued expenses	12	9,417	16,736
Deferred income	13	587	717
Short-term lease liabilities	5	548	570
Total current liabilities		**11,481**	**20,026**
Total liabilities		**16,947**	**29,464**
Total shareholders' equity and liabilities		**185,938**	**261,443**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of **Income/(Loss)**

for the year ended December 31,

	Note	**2022** **CHF '000**	2021 CHF '000	2020 CHF '000
Revenue				
Contract revenue	13	3,935	—	15,431
Total revenue		**3,935**	**—**	**15,431**
Operating expenses				
Research & development expenses	14	(60,336)	(62,282)	(59,487)
General & administrative expenses	14	(15,789)	(17,910)	(18,557)
Other operating income/(expense), net	13.2	1,343	1,182	1,353
Total operating expenses		**(74,782)**	**(79,010)**	**(76,691)**
Operating loss		**(70,847)**	**(79,010)**	**(61,260)**
Financial income	14	69	6,485	78
Financial expense	14	(355)	(581)	(184)
Exchange differences	14	393	113	(555)
Finance result, net		**107**	**6,017**	**(661)**
Loss before tax		(70,740)	(72,993)	(61,921)
Income tax expense	16	(13)	(3)	—
Loss for the period		**(70,753)**	**(72,996)**	**(61,921)**
Loss per share (CHF):				
Basic and diluted loss for the period attributable to equity holders	20	(0.85)	(0.97)	(0.86)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of **Comprehensive Income/(Loss)**

for the year ended December 31,

	Note	**2022** **CHF '000**	2021 CHF '000	2020 CHF '000
Loss for the period		(70,753)	(72,996)	(61,921)
Items that may be reclassified to income or loss in subsequent periods (net of tax):				
Currency translation differences		10	—	—
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):				
Remeasurement gains on defined-benefit plans (net of tax)	17	4,426	956	726
Other comprehensive income		4,436	956	726
Total comprehensive loss, net of tax		**(66,317)**	**(72,040)**	**(61,195)**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of **Changes in Equity**

for the year ended December 31,

	Note	Share capital CHF '000	Share premium CHF '000	Treasury shares CHF '000	Accumulated losses CHF '000	Currency translation differences CHF '000	Total CHF '000
Balance as of January 1, 2020		1,437	346,526	—	(75,521)	—	272,442
Net loss for the period		—	—	—	(61,921)	—	(61,921)
Other comprehensive income	17	—	—	—	726	—	726
Total comprehensive loss		**—**	**—**	**—**	**(61,195)**	**—**	**(61,195)**
Share-based payments	18	—	—	—	4,088	—	4,088
Issuance of shares, net of transaction costs:							
Held as treasury shares	11	100	—	(100)	—	—	—
Restricted share awards	18	—	222	—	(222)	—	—
Exercise of options	18	1	142	—	—	—	143
Balance as of December 31, 2020		**1,538**	**346,890**	**(100)**	**(132,850)**	**—**	**215,478**
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	—	215,478
Net loss for the period		—	—	—	(72,996)	—	(72,996)
Other comprehensive income	17	—	—	—	956	—	956
Total comprehensive loss		**—**	**—**	**—**	**(72,040)**	**—**	**(72,040)**
Share-based payments	18	—	—	—	4,126	—	4,126
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	12,097	24	—	—	12,121
Issuance of shares, net of transaction costs:							—
IPR&D asset purchase	6/11	130	49,741	—	—	—	49,871
Asset acquisition – common shares	6/11	12	4,587	—	—	—	4,599
Conversion note agreements	11	61	16,683	—	—	—	16,744
Held as treasury shares	11	48	—	(48)	—	—	—
Restricted share awards	18	1	171	—	(178)	—	(6)
Exercise of options	18	4	1,082	—	—	—	1,086
Balance as of December 31, 2021		**1,794**	**431,251**	**(124)**	**(200,942)**	**—**	**231,979**
Balance as of January 1, 2022		1,794	431,251	(124)	(200,942)	—	231,979
Net loss for the period		—	—	—	(70,753)	—	(70,753)
Other comprehensive income	17	—	—	—	4,426	10	4,436
Total comprehensive loss		**—**	**—**	**—**	**(66,327)**	**10**	**(66,317)**
Share-based payments	18	—	—	—	3,330	—	3,330
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	(8)	0	—	—	(8)
Issuance of shares, net of transaction costs:							
Restricted share awards	18	0	76	—	(76)	—	0
Exercise of options	18	3	4	—	—	—	7
Balance as of December 31, 2022		**1,797**	**431,323**	**(124)**	**(264,015)**	**10**	**168,991**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of
Cash Flows

for the year ended December 31,

	Note	**2022** **CHF '000**	2021 CHF '000	2020 CHF '000
Operating activities				
Loss for the period		(70,753)	(72,996)	(61,921)
Adjustments to reconcile net loss for the period to net cash flows:				
Depreciation of property, plant and equipment	4	1,793	1,897	1,535
Depreciation of right-of-use assets	5	566	509	432
Finance (income)/expense, net	14	(559)	(6,769)	376
Share-based compensation expense	18	3,330	4,126	4,088
Change in net employee defined benefit liability	17	541	590	705
Interest expense	5/14	355	573	175
(Gain)/loss on sale of fixed assets		—	13	(64)
Changes in working capital:				
(Increase)/decrease in prepaid expenses	9	(1,718)	791	(1,304)
Decrease/(increase) in accrued income	9	567	594	(507)
Decrease/(increase) in other current receivables	10	36	(99)	(25)
(Decrease)/increase in accrued expenses	12	(6,114)	5,214	(757)
(Decrease)/increase in deferred income	13	(130)	425	(4,157)
(Decrease)/increase in trade and other payables	12	(1,073)	(84)	2,177
Cash used in operating activities		(73,159)	(65,216)	(59,247)
Interest received	14	69	—	78
Interest paid	5/14	(470)	(465)	(339)
Finance expenses paid	14	(8)	(8)	(9)
Net cash flows used in operating activities		**(73,568)**	**(65,689)**	**(59,517)**
Investing activities				
Short-term financial assets, net	8	25,000	(51,000)	30,000
Purchases of property, plant and equipment	4	(1,239)	(2,635)	(1,706)
Proceeds from sale of property, plant and equipment	4	—	—	64
Rental deposits	5	2	(29)	(29)
Net cash flows provided by/(used in) investing activities		**23,763**	**(53,664)**	**28,329**
Financing activities				
Proceeds from issuance of convertible loan	11	—	23,463	—
Transaction costs on issuance of shares	11	—	(6)	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	(8)	—	—
Proceeds from issuance of treasury shares, net of underwriting fees and transaction costs	11	—	12,121	100
Proceeds from issuance of common shares – asset acquisition, net of transaction costs	11	—	4,599	—
Proceeds from issuance of common shares – option plan, net of transaction costs	11	7	1,082	143
Principal payments of lease obligations	5	(569)	(513)	(432)
Transaction costs associated with issuance of shares in relation to asset acquisition previously recorded in Accrued expenses	12	(776)	—	—
Repayment of short-term financing obligation		—	—	(514)
Payment for the issuance of treasury shares	11	—	—	(100)
Net cash flows (used in)/provided by financing activities		**(1,346)**	**40,746**	**(803)**
Net decrease in cash and cash equivalents		**(51,151)**	**(78,607)**	**(31,991)**

	Note	**2022** **CHF '000**	2021 CHF '000	2020 CHF '000
Cash and cash equivalents at January 1		82,216	160,893	193,587
Exchange gain/(loss) on cash and cash equivalents		521	(70)	(703)
Cash and cash equivalents at December 31		31,586	82,216	160,893
Net decrease in cash and cash equivalents		**(51,151)**	**(78,607)**	**(31,991)**
Supplemental non-cash activity				
Capital expenditures in Trade and other payables or Accrued expenses	4	—	303	328
Issuance of shares for purchase of IPR&D asset in asset acquisition	6/7	—	50,416	—
Transaction costs associated with issuance of shares in relation to the asset acquisition recorded in Accrued expenses	6	—	776	—
Settlement of convertible notes recorded within Shareholders' equity	11	—	16,920	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the
Consolidated Financial Statements
(In CHF thousands except for share and per share data)

1. General information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. ("AC Immune USA" or "Subsidiary" and, together with AC Immune SA, "AC Immune," "ACIU," "Company," "we," "our," "ours," "us"), which was registered and organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group.

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer's disease (AD) and Parkinson's disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson's disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel, and effective August 25, 2003 was transformed into a stock company. The Company's corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

2. Basis of preparation

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 20-F, after considering the Company's cash position of CHF 31.6 million and short-term financial assets of CHF 91.0 million as of December 31, 2022. Hence, these consolidated financial statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements (LCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company's business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company's success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on March 15, 2023.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention except for items that are required to be accounted for at fair value.

3. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Functional and reporting currency

These consolidated financial statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA's functional currency and the Group's reporting currency. The Company's subsidiary has a functional currency of the U.S. Dollar (USD). The respective functional currency represents the primary economic environment in which the entities operate.

The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Year Ended December 31,		
CHF/USD	**2022**	2021	2020
Closing rate, USD 1	0.933	0.923	N/A
Weighted average exchange rate, USD 1	0.965	0.929	N/A

The results and financial position of AC Immune USA are translated into the presentation currency as follows:

i.   assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii. income and expenses for each statement of income/(loss) are translated at average exchange rates; and

iii. all resulting exchange differences are recognized in other comprehensive income/(loss), within cumulative translation differences.

Basis of consolidation

The annual closing date of the individual financial statements is December 31. The Company fully-owns its Subsidiary and fully consolidates its financial statements into these consolidated financial statements. All intercompany transactions have been eliminated.

Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency using prevailing exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income/(loss). Any gains or losses from these translations are included in the consolidated statements of income/(loss) in the period in which they arise.

Current vs. non-current classification

The Company presents assets and liabilities in the consolidated balance sheets based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

Revenue recognition

The Company applies IFRS 15 Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into LCAs which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or

Notes to the Consolidated Financial Statements
continued

3. Summary of significant accounting policies continued

third-party vendors, and royalties on net sales of licensed products commercialized from the Company's intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the consolidated statements of income/(loss).

Licenses of intellectual property

If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments

At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant cumulative revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues

The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Contract balances

The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the consolidated balance sheets. Amounts are recorded as other current receivables when the Company's right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

For a complete discussion of accounting for contract revenue, see "Note 13. Contract revenues."

Research and development expenses

Given the stage of development of the Company's products, all research and development expenditure is expensed as incurred as it does not meet the capitalization criteria outlined in IAS 38 Intangible Assets. The Company has not capitalized any R&D expenses to date. Research and development expenditures include:

- ⊕ the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;
- ⊕ fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;
- ⊕ fees and costs related to regulatory filings and activities;
- ⊕ costs associated with preclinical and clinical activities;
- ⊕ employee-related expenses, including salaries and bonuses, benefits, travel and share-based compensation expenses; and
- ⊕ all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the "stage of completion" for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the consolidated financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

General and administrative expenses

General and administrative expenses are expensed as incurred and include personnel costs, expenses for outside professional services and all other allocated expenses. Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, IT and other consulting fees. Allocated expenses consist of certain IT, facilities and depreciation expenses.

Grant income

The Company has received grants, from time to time, from the Michael J. Fox Foundation (MJFF), the Target ALS Foundation (Target ALS) and other institutions to support certain research projects. Grants are recorded at their fair value in the consolidated statements of income/(loss) within other operating income/(expenses), net when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Leases

The Company applies IFRS 16 Leases, which provides the model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the consolidated balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. In accordance with IFRS 16, the Company (i) does not recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000). For a complete discussion of accounting, see "Note 5. Right-of-use assets, long-term financial assets and lease liabilities."

Right-of-use assets and lease liabilities

At inception of a leasing contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liabilities are classified as current or non-current based on the due dates of the underlying principal payments.

Notes to the
Consolidated Financial Statements
continued

3. Summary of significant accounting policies continued

Lease payments generally are fixed for the contract term. The lease liability is measured at amortized cost using the effective interest method. The lease liability is re-measured if there is a change in the estimated lease term, a change in future lease payments arising from a change in an index or rate, a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or a change in assessment of whether it will exercise a purchase, extension or termination option.

At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability performed on as certain potential triggering events may arise (e.g. lease modifications). When the lease liability is re-measured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The estimated lease term by right-of-use asset categories are as follows:

Buildings	5 years
Office equipment	5 years
IT equipment	5 years

Both the right-of-use-assets and lease liabilities are recognized in the consolidated balance sheets.

Property, plant and equipment
Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements/furniture	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset's carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the consolidated statements of income/(loss).

Intangible assets
AC Immune's acquired in process research and development (IPR&D) asset is stated at cost less any impairments. The Company does not deem this asset ready for use until the asset obtains market approval. Therefore, during the development period after the date of acquisition until market approval, the IPR&D asset is not amortized. Upon market approval, the Company will determine the useful life of the asset, reclassify it from IPR&D and commence amortization. If the associated R&D effort is abandoned, the related IPR&D will likely be written off and we will record the relevant impairment charge. Finally, the Company will not capitalize future development costs in respect to this IPR&D asset until they meet the criteria for capitalization of research and development costs in accordance with IAS 38 Intangible Assets.

Our IPR&D asset is subject to impairment testing at least annually or when there are indications that the carrying value may not be recoverable until the completion of the development process. The determination of the recoverable amounts include key estimates which are highly sensitive to, and dependent upon, key assumptions.

The Company uses a discounted cash flow method to determine the fair value less costs to sell (recoverable amount) of our IPR&D intangible asset. The Company starts with a forecast of all the expected net cash flows, which incorporates the consideration of a terminal value and then the Company applies a discount rate to arrive at a risk-adjusted net present value amount.

Any impairment losses are recognized immediately in the consolidated statements of income/(loss).

Fair value of financial assets and liabilities
The Company's financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, trade payables and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Receivables
Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor's inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets
Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 through 12 months in duration.

The Company assesses whether there is objective evidence that financial assets are impaired annually or whenever potential impairment triggers may occur.

Cash and cash equivalents
Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months.

Trade payables
Trade payables are amounts due to third parties in the ordinary course of business.

Share capital and public offerings
Common shares are classified as equity. Share issuance costs are capitalized as incurred and will be shown in equity as a deduction, net of tax, from the proceeds received from existing or future offerings. Should a planned equity offering not be assessed as probable, the issuance costs would be expensed immediately in the consolidated statements of income/(loss). See "Note 11. Share capital."

Treasury shares
Treasury shares are recognized at acquisition cost and deducted from shareholders' equity at the time of acquisition, until they are subsequently resold, distributed or cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders' equity. See "Note 11. Share capital."

Employee benefits
Post-employment benefits
The Company operates the mandatory pension schemes for its employees in Switzerland. The schemes are generally funded through payments to insurance companies. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under IAS 19.

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of an independent actuary using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees' projected salaries and pension increases as well as discount rates of highly liquid corporate bonds that have terms to maturity approximating the terms of the related liability.

To the extent that the fair value of the plan assets is greater than the present value of the defined benefit obligation as calculated by our independent actuary, the Company accounts for the effect of the asset ceiling test under IAS 19.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of other comprehensive income/(loss). Past service costs, including curtailment gains or losses, are recognized immediately as a split in research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines

Notes to the
Consolidated Financial Statements
continued

3. Summary of significant accounting policies continued

the net interest expense/(income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, considering any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense/(income) and other expenses related to defined benefit plans are recognized in the consolidated statements of income/(loss).

Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity-based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the consolidated statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company's stock option plans C1 and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option-pricing model (see "Note 18. Share-based compensation"). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management's estimates.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

We estimate the fair value of restricted share units using a reasonable estimate of market value of the common shares on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in common shares. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share capital and share premium as the awards vest.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Taxation

Current income tax assets and liabilities for the period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax amounts are those that are enacted or substantively enacted, at the reporting date in accordance with the fiscal regulations of the respective country where the Company operates and generates taxable income. Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. If required, deferred taxation is provided in full using the liability method, on all temporary differences at the reporting dates. It is calculated at the tax rates that are expected to apply to the period when it is anticipated the liabilities will be settled, and it is based on tax rates (and laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Although the Company has substantial tax loss carry-forwards, historically, due to the fact that the Company had limited certainty on the achievement of key milestones, it has not recognized any deferred tax assets as the probability for use is low.

As disclosed in "Note 16. Income taxes," the Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Earnings per share

The Company presents basic earnings per share for each period in the consolidated financial statements. The earnings per share are calculated by dividing the earnings of the period by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if dilutive securities such as share options or non-vested restricted share units were vested or exercised into common shares or resulted in the issuance of common shares that would participate in net income. Anti-dilutive shares are excluded from the dilutive earnings per share calculation.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on LCAs, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation, (vi) right-of-use assets and lease liabilities and (vii) our IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Segment reporting

The Company has one segment. The Company currently focuses most of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins.

The Company is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Non-current assets are located in, and revenue is allocated and recorded within, the Company's country of domicile, Switzerland.

Accounting policies, new standards, interpretations and amendments adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2022 that are relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Notes to the Consolidated Financial Statements
continued

4. Property, plant and equipment

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2022 and 2021, respectively:

			As of December 31, 2022			
In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Assets under construction	Total
Acquisition cost:						
Balance at December 31, 2021	265	1,754	9,142	810	695	12,666
Additions	20	151	576	184	5	936
Transfers	—	4	47	646	(697)	—
Balance at December 31, 2022	**285**	**1,909**	**9,765**	**1,640**	**3**	**13,602**
Accumulated depreciation:						
Balance at December 31, 2021	(106)	(1,316)	(5,739)	(389)	—	(7,550)
Depreciation expenses	(53)	(283)	(1,278)	(179)	—	(1,793)
Balance at December 31, 2022	**(159)**	**(1,599)**	**(7,017)**	**(568)**	**—**	**(9,343)**
Carrying amount:						
December 31, 2021	159	438	3,403	421	695	5,116
December 31, 2022	**126**	**310**	**2,748**	**1,072**	**3**	**4,259**

			As of December 31, 2021			
In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Assets under construction	Total
Acquisition cost:						
Balance at December 31, 2020	214	1,497	7,681	464	277	10,133
Additions	51	250	1,268	346	695	2,610
Transfers	—	7	270	—	(277)	—
Disposals	—	—	(77)	—	—	(77)
Balance at December 31, 2021	**265**	**1,754**	**9,142**	**810**	**695**	**12,666**
Accumulated depreciation:						
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	—	(5,717)
Depreciation expenses	(45)	(346)	(1,398)	(108)	—	(1,897)
Disposals	—	—	64	—	—	64
Balance at December 31, 2021	**(106)**	**(1,316)**	**(5,739)**	**(389)**	**—**	**(7,550)**
Carrying amount:						
December 31, 2020	153	527	3,276	183	277	4,416
December 31, 2021	159	438	3,403	421	695	5,116

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued for the year ended December 31, 2022, with CHF 0.8 million invested in lab equipment, including the expansion of our leased lab space, and IT equipment, representing an increase of 7%.

For the years ended December 31, 2022, 2021 and 2020, the Company incurred CHF 1.8 million, CHF 1.9 million and CHF 1.5 million in depreciation expenses, respectively.

5. Right-of-use assets, long-term financial assets and lease liabilities

The Company recognized additions and remeasurements of right-of-use of leased assets for buildings or for office equipment totaling CHF 0.5 million and CHF 1.2 million for the years ended December 31, 2022 and 2021, respectively. In 2022, these increases are predominantly associated with the remeasurement of our leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2022 are 3.5% (2.5% for 2021) for buildings, 5.3% (5.3% for 2021) for office equipment and 2.6% (2.6% for 2021) for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2022 and 2021, respectively:

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2021	2,776	98	40	2,914
Additions and remeasurements	460	—	—	460
Depreciation	(528)	(24)	(14)	(566)
Balance as of December 31, 2022	**2,708**	**74**	**26**	**2,808**

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2020	2,106	63	54	2,223
Additions and remeasurements	1,144	71	—	1,215
Dispositions	—	(15)	—	(15)
Depreciation	(474)	(21)	(14)	(509)
Balance as of December 31, 2021	**2,776**	**98**	**40**	**2,914**

For the years ended December 31, 2022, and 2021, the impact on the Company's consolidated statements of income/(loss) and consolidated statements of cash flows is detailed in the table below.

	For the Year Ended December 31,	
In CHF thousands	2022	2021
Statements of income/(loss)		
Depreciation of right-of-use assets	566	509
Interest expense on lease liabilities	68	63
Expense for short-term leases and leases of low value	750	723
Total	**1,384**	**1,295**
Statements of cash flows		
Total cash outflow for leases	**1,388**	**1,299**

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2022 and 2021:

	As of December 31,	
In CHF thousands	2022	2021
Less than one year	638	638
1-3 years	1,230	1,260
3-5 years	1,187	1,203
Total	**3,055**	**3,101**

The Company also has two deposits in escrow accounts totaling CHF 0.4 million for the lease of the Company's premises as of December 31, 2022 and 2021, respectively.

Notes to the
Consolidated Financial Statements
continued

6. Asset acquisition

In 2021, the Company closed its acquisition with Affiris AG (Affiris) for the program portfolio of therapeutics targeting a-syn, notably ACI-7104.056 (previously PD01), a clinically-validated active vaccine candidate for the treatment of Parkinson's disease (the Transferred Assets). The Company acquired the Transferred Assets and USD 5.0 (CHF 4.6) million in cash in exchange for 7,106,840 shares of the Company at closing, for a total value of USD 58.7 (CHF 55.1) million.

With the closing of this transaction, the Company recorded an IPR&D intangible asset associated with ACI-7104.056 for USD 53.7 (CHF 50.4) million. The Company used a risk-adjusted discounted cash flow method to determine the fair value of the intangible asset using a discount rate of 15%. See "Note 7. Intangible assets" for further details on assumptions used.

As the Company transferred its own equity instruments in consideration for the asset transferred, the acquisition was assessed in accordance with IFRS 2 Share-based Payment.

The Company determined that the acquisition of the Transferred Assets did not qualify as a business combination in accordance with IFRS 3 Business Combinations and therefore was accounted for as an asset acquisition. Most of the fair value of the Transferred Assets is attributable to a single identifiable asset which is the in-process research and development asset. The purchase consideration for the Transferred Assets was allocated based on their relative fair values.

The following table summarizes the amounts of the Transferred Assets acquired:

In CHF thousands

Cash	4,634
IPR&D asset	50,416
Total	**55,050**

7. Intangible assets

AC Immune's acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson's disease. The asset is not yet ready for use until the asset obtains market approval. The carrying amount and net book value are detailed below:

	As of December 31,2022			As of December 31,2021		
In CHF thousands	Gross carrying amount	Accumulated amortization	Net book value	Gross carrying amount	Accumulated amortization	Net book value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	**50,416**	**—**	**50,416**	**50,416**	**—**	**50,416**

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset was not impaired as of December 31, 2022 and 2021, respectively.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

⊕ Anticipated research and development costs;

⊕ Anticipated costs of goods and sales and marketing expenditures;

⊕ Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;

⊕ Target indication prevalence and incidence rates;

⊕ Anticipated market share;

⊕ General commercialization expectations such as anticipated pricing and uptake;

⊕ Expected patent life and market exclusivity periods; and

⊕ Other metrics such as the tax rate.

The Company's valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (15% for 2021), based on the assumed cost of capital for the Company over the forecast period.

See "Note 6. Asset acquisition" for further details.

Notes to the **Consolidated Financial Statements**
continued

8. Cash and cash equivalents and short-term financial assets

The Company's cash and cash equivalents are maintained in the following respective currencies as of December 31, 2022 and 2021:

	As of December 31,	
In CHF thousands	**2022**	2021
Cash and cash equivalents	31,586	82,216
Total	**31,586**	**82,216**
By currency		
CHF	24,418	64,941
EUR	1,313	2,253
USD	5,855	15,022
Total cash and cash equivalents	**31,586**	**82,216**

As of December 31, 2022 and 2021, the Company's funds were held in CHF, EUR and USD currencies. Funds held in EUR and USD were translated into CHF at a rate of 0.994 and 0.933 and 1.045 and 0.923, respectively, for each currency and year.

The following table summarizes the Company's short-term financial assets as of December 31, 2022 and 2021:

	As of December 31,	
In CHF thousands	**2022**	2021
Short-term financial assets due in one year or less	91,000	116,000
Total short-term financial assets	**91,000**	**116,000**

9. Prepaid expenses and accrued income

	As of December 31,	
In CHF thousands	**2022**	2021
Prepaid expenses	4,708	3,015
Accrued income	408	975
Total prepaid expenses and accrued income	**5,116**	**3,990**

The Company's prepaid expenses relate mainly to research contracts with down-payments at contract signature with the related activities to start or continue into 2023 as well as prepaid payroll-related expenses.

Accrued income consists of CHF 0.4 million as of December 31, 2022 associated with our MJFF grants and Target ALS (see "Note 13.2. Grant income"). This amount represents 100% of our total accrued income as of December 31, 2022. As of December 31, 2021, the Company recorded CHF 0.9 million of accrued income associated with our MJJF grants. This amount represented 87% of our total accrued income as of December 31, 2021.

10. Other current receivables

	As of December 31,	
In CHF thousands	**2022**	2021
Other current receivable	124	101
Swiss VAT	249	327
Withholding tax	19	—
Total other current receivables	**392**	**428**

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

11. Share capital

As of December 31, 2022 and 2021, the issued share capital amounted to CHF 1,796,675 and CHF 1,794,013, respectively, and is composed of outstanding common shares of 83,620,364 and 83,479,013, respectively, and treasury shares of 6,214,021 and 6,221,617, respectively.

The table below summarizes the Company's capital structure:

	Common shares	Treasury shares	Share capital CHF '000	Share premium CHF '000	Treasury shares CHF '000
December 31, 2020	76,936,738	(5,000,000)	1,538	346,890	(100)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	1,171,543	—	12,097	24
Asset purchase agreement, net of transaction costs	7,106,840	—	142	54,328	—
Conversion of note agreements, net of transaction costs	3,026,634	—	61	16,683	—
Issuance of shares – incentive plans, net of transaction costs	237,258	—	5	1,253	—
Issuance of shares to be held as treasury shares, net of transaction costs	2,393,160	(2,393,160)	48	—	(48)
December 31, 2021	**89,700,630**	**(6,221,617)**	**1,794**	**431,251**	**(124)**
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	7,596	—	(8)	0
Issuance of shares – incentive plans, net of transaction costs	133,755	—	3	80	—
December 31, 2022	**89,834,385**	**(6,214,021)**	**1,797**	**431,323**	**(124)**

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares held by the Company are not considered outstanding shares as of December 31, 2022 or 2021.

Authorized capital

The Company's Board of Directors is authorized to increase the share capital, in one or several steps, until June 24, 2024, by a maximum amount of CHF 400,000 by issuing a maximum of 20,000,000 registered shares with a par value of CHF 0.02 each, to be fully paid up. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then-existing shareholders of the Company and (ii) in partial amounts, shall also be permissible.

Conditional share capital for bonds and similar debt instruments

The Company's share capital may be increased by a maximum aggregate amount of CHF 100,000 through the issuance of a maximum of 5,000,000 registered shares, payable in full, each with a nominal value of CHF 0.02 per share, through the exercise of conversion and/or option or warrant rights granted in connection with bonds or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

Notes to the
Consolidated Financial Statements
continued

Conditional share capital for employee benefit plans

The Company's share capital may be increased by a maximum aggregate amount of CHF 96,000 through the issuance of not more than 4,800,000 common shares, payable in full, each with a nominal value of CHF 0.02 per share, by the exercise of options rights that have been granted to employees, consultants, members of the board of directors, or other person providing services to the Company or a subsidiary.

Shelf registration statement

On April 28, 2021, the Company filed a Shelf Registration Statement on Form F-3 (Reg. No. 333-255576) (the "Shelf Registration Statement") with the SEC. The Shelf Registration Statement was declared effective by the SEC on May 5, 2021.

The Shelf Registration Statement allows the Company to offer and sell, from time to time, up to USD 350,000,000 of common shares, debt securities, warrants, purchase contracts, units, subscription rights or any combination of the foregoing in one or more future public offerings. The terms of any future offering would be determined at the time of the offering and would be subject to market conditions and approval by the Company's Board of Directors. Any offering of securities covered by the Shelf Registration Statement will be made only by means of a written prospectus and prospectus supplement authorized and filed by the Company.

At the market equity offering

In Q3 2020, AC Immune issued 5,000,000 common shares with a nominal value of CHF 0.02, which became treasury shares. The Company also established an "at the market offering program" ("ATM") for the sale of up to USD 80.0 (CHF 74.6) million worth of our common shares issued from time to time by entering into an Open Market Sale Agreement ("Sales Agreement") with Jefferies LLC ("Jefferies") as the sales agent under a prior registration statement on Form F-3 which expired in Q2 2021.

In Q2 2021, the Company filed a new registration statement on Form F-3 and an accompanying prospectus supplement in order to renew its ATM program. The Company also entered into a second Open Market Sale Agreement (the "new Sales Agreement") with Jefferies to continue the ATM program.

In Q3, 2021, the Company issued 2,393,160 common shares with a nominal value of CHF 0.02 to be held as treasury shares.

Through December 31, 2022, the Company has sold 1,179,139 common shares previously held as treasury shares pursuant to the new Sales Agreement, raising USD 13.3 (CHF 12.1) million, net of underwriting fees and transaction costs. We have paid commissions to Jefferies totaling USD 0.4 (CHF 0.4) million through December 31, 2022, for share issuances in accordance with our ATM programs.

For the years ended December 31, 2022, 2021 and 2020, the Company has expensed issuance costs of nil, nil and CHF 0.5 million, respectively, in the consolidated statements of income/(loss).

Convertible note agreement

Concurrently with the Asset Purchase Agreement, the Company entered into two separate Convertible Note Agreements with entities affiliated with each of Athos Service GmbH and First Capital Partner GmbH, both of which entities are shareholders of Affiris. Each Convertible Note Agreement provided for the sale of an unsecured subordinated Convertible Note of the Company with an aggregate principal amount of USD 12.5 (CHF 11.7) million for total net proceeds of USD 25 (CHF 23.5) million.

In 2021, the affiliated entities exercised their options to convert their respective USD 12.5 (CHF 11.7) million notes. As a result of these conversions, 1,513,317 common shares were issued to each Investor, totaling 3,026,634 common shares. The Company recorded an increase to its share capital for the nominal value of its shares and share premium for the difference associated with settlement of this liability. The Company also settled its derivative financial assets, which were embedded conversion features associated with the convertible debt, via an offset to its share premium. These convertible notes and derivative financial assets were fully settled in 2021 and there is no further equity or cash consideration due to the affiliated entities thereunder.

12. Trade and other payables and accrued expenses

	As of December 31,	
In CHF thousands	**2022**	2021
Trade and other payables	929	2,003
Total trade and other payables	**929**	**2,003**
Accrued research and development costs	5,360	10,361
Accrued payroll expenses	2,898	3,562
Other accrued expenses	1,159	2,813
Total accrued expenses	**9,417**	**16,736**

An accrual of CHF 2.1 million and CHF 2.3 million was recognized for performance-related remuneration within accrued payroll expenses for 2022 and 2021, respectively. In 2021, an accrual of CHF 3.7 million was recorded as part of our cost sharing arrangement with Janssen within accrued research and development costs and CHF 0.8 million was recorded as accrued stamp duty for the issuance of shares as part of the Company's asset acquisition within other accrued expenses.

13. Contract revenues

For the years ended December 31, 2022, 2021 and 2020, AC Immune generated contract revenues of CHF 3.9 million, nil and CHF 15.4 million, respectively.

The following tables provide contract revenue amounts from its LCAs for the years ended December 31, 2022, 2021 and 2020, respectively.

	For the Year Ended December 31,		
In CHF thousands	**2022**	2021	2020
Lilly	—	—	14,348
Janssen	—	—	1,083
Life Molecular Imaging	3,935	—	—
Total contract revenues	**3,935**	**—**	**15,431**

LMI accounted for 100% of our contract revenues in 2022 and Lilly accounted for 93% of our contract revenues in 2020.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Year Ended December 31,		
In CHF thousands	**2022**	2021	2020
Revenues recognized in the period from:			
Amounts included in the contract liability at the beginning of the period	—	—	4,477
Performance obligations satisfied in previous periods	3,935	—	10,000

Notes to the
Consolidated Financial Statements
continued

13.1 Licensing and collaboration agreements
Morphomer Tau small molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (Lilly) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to Lilly to grant sublicenses under the ACIU Patents, the ACIU know-how, and ACIU's interests in the Joint Patents and the joint know-how to Exploit the Licensed Compounds and Licensed Products. The agreement became effective on January 23, 2019 (the "effective date") when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In Q3 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments, with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly terminated the agreement earlier. In Q1 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, one of CHF 10 million to be paid on or before March 31, 2020 and the other of CHF 60 million following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or EU.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in Q1 2019 for the rights granted by the Company to Lilly. To date, the Company has completed a Phase 1 clinical study with ACI-3024.

Additionally, the Company and Lilly have continued candidate characterization across the research program, identifying new and highly differentiated candidates with desired cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases by Lilly. Lilly is responsible for leading and funding further clinical development and will retain global commercialization rights for all indications.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 880 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time by providing 3 months' prior notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company was responsible for the preclinical and Phase 1 activities for the first clinical candidate, ACI-3024, which the Company determined was distinct and capable of being completed by Lilly or a third party. Preclinical activities for which AC Immune was responsible prior to their completion in Q2 2019 included final manufacturing of materials for use in the regulatory submission of the protocol and in the Phase 1 study. For the completed Phase 1, AC Immune was responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third-party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study was completed. The Company used CMOs for certain of its preclinical activities and CROs to complete certain Phase 1 activities and to issue the final clinical study report.

The Company's preclinical and Phase 1 activities did not represent integrated services with the licensed intellectual property for which Lilly contracted. Lilly purchased a license to the Company's Tau therapeutic small-molecule program, which was delivered at commencement of the agreement, and AC Immune's preclinical and Phase 1 activities did not affect the form or functionality of this license. The Company's objective for the Phase 1 activity was to assess safety and tolerability and did not modify or customize ACI-3024. The completion of these preclinical and Phase 1 activities does not affect the licensed intellectual property.

Finally, per the agreement, each party has three representatives on a joint steering committee (JSC). Depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives.

The JSC is responsible for serving as the forum to (i) discuss, review and approve certain activities by reviewing and discussing the development progress with updates on back-up candidates, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined by either delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities were delivered over time as the services were performed. For these services, revenue was recognized over time using the input method, based on costs incurred to perform the services, as the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. To date, the Company has cumulatively recognized CHF 6.9 million in contract revenue, resulting in no deferred income (contract liability) on the consolidated balance sheets. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. To date, the Company has recognized CHF 40 million from milestone payments triggered in Q3 2019 and Q1 2020 related to the right-of-use license for intellectual property as there were no further constraints related to these milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's

efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2022, 2021 and 2020, we have recognized nil, nil and CHF 14.3 million, respectively, from this arrangement.

Anti-Abeta antibody in AD – 2006 agreement with Genentech, a member of the Roche Group

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 317) million.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). Since 2013, crenezumab has also been studied in a Phase 2 preventive trial in individuals who carry the PSEN1 E280A autosomal-dominant mutation and do not meet the criteria for mild cognitive impairment due to AD or dementia due to AD and are, thus, in a preclinical phase of AD (autosomal dominant AD (ADAD)). In 2019, Genentech initiated a Tau Positron Emission Tomography (PET) substudy to the ongoing Phase 2 trial in ADAD to evaluate the effect of crenezumab on Tau burden, which may also increase the understanding of disease progression in the preclinical stage of ADAD.

Notes to the
Consolidated Financial Statements
continued

13. Contract revenues continued

If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe ranging from the mid-single digits to mid-teens. To date, we have received total milestone payments of USD 65 (CHF 70.1) million comprised of an upfront payment of USD 25 (CHF 31.6) million and of USD 40 (CHF 38.2) million for clinical development milestones achieved all-in prior to January 1, 2017. Genentech may terminate the agreement at any time by providing 3 months' notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conducting of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech's right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company's obligation to perform research does not significantly impact or modify the licenses' granted functionality.

At execution of the agreement, the transaction price included the upfront consideration received of USD 25 (CHF 31.6) million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception, totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 256.4) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

In January 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD. The decision came after an interim analysis conducted by the Independent Data Monitoring Center (IDMC) indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in CDR-SB Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

For the years ended December 31, 2022, 2021 and 2020, we have recognized no revenues from this arrangement.

Anti-Tau antibody in AD – 2012 agreement with Genentech, a member of the Roche Group

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to low-double digits. The agreement also provides for collaboration on at least one additional therapeutic indication outside of AD built on the same anti-Tau antibody program as well an anti-Tau diagnostic product.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

To date, we have received payments totaling CHF 59 million, including a milestone payment of CHF 14 million received and recognized in Q4 2017 associated with the first patient dosing in a Phase 2 clinical trial for AD with an anti-Tau monoclonal body

known as semorinemab, a milestone payment of CHF 14 million recognized in Q2 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of semorinemab, and a milestone payment of CHF 14 million received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods. Genentech may terminate the agreement at any time by providing 3 months' notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech's right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company's obligation to perform research does not significantly impact or modify the licenses' granted functionality.

At execution of the agreement, the transaction price included an upfront consideration received of CHF 17 million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to an additional CHF 368.5 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

In September 2020, the Company reported that Genentech informed us of top line results from a Phase 2 trial of the anti-Tau antibody, semorinemab, in early (prodromal to mild)

Alzheimer's disease (AD) which show that semorinemab did not meet its primary efficacy endpoint of reducing decline on CDR-SB compared to placebo. The primary safety endpoint was however met. Two secondary endpoints, Alzheimer's Disease Assessment Scale-Cognitive Subscale 13 (ADAS-Cog13) and Alzheimer's Disease Cooperative Study Group – Activities of Daily Living Inventory (ADCS-ADL), were not met.

In August 2021, the Company reported that Genentech had informed the Company that the Lauriet study had met one of its co-primary endpoints, ADAS-Cog 11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals. In November 2021, the Company reported that Genentech had presented the full top-line data from the Lauriet study during a late-breaking session at the 14th Clinical Trials on Alzheimer's Disease conference.

For the years ended December 31, 2022, 2021 and 2020, we have recognized no revenues from this arrangement.

Tau vaccine in AD – 2014 agreement with Janssen Pharmaceuticals, Inc.

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the high-single digits to the mid-teens for the phospho-Tau vaccine program. In April 2016, July 2017, January 2019, November 2019 and December 2022, the companies entered into the first, second, third, fourth and fifth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen have completed the co-development of the second-generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. AC Immune and Janssen will jointly share research and development costs

Notes to the
Consolidated Financial Statements
continued

13. Contract revenues continued

until the completion of the first Phase 2b (AC Immune's contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days' notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau vaccine program and based on intellectual property related to this program.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a development and chemistry, manufacturing and controls work plan. The Company considered the research and development capabilities of Janssen, Janssen's right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company's obligation to perform research and development services does not significantly impact or modify the licenses' granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones

has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, high-single digits to mid-teen royalties on aggregate net sales for the phospho-Tau vaccine program. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2022, 2021 and 2020, we have recognized nil, nil and CHF 1.1 million, respectively, from this arrangement.

Tau-PET imaging agent –2014 agreement with Life Molecular Imaging (LMI) (formerly Piramal Imaging SA)

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company's Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 159) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months' notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of "Part B" of the first-in-man Phase 1 study. In Q3 2019, the

Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. In Q3 2022, the Company recognized EUR 4 (CHF 3.9) million linked to the progression of the Tau-PET tracer into late-stage development in AD. The Company is eligible to receive additional variable consideration related to the achievement of certain clinical milestones totaling EUR 4 (CHF 4) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 138) million. Finally, the Company is eligible for royalties from the mid-single digits to low-teens.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that LMI is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory or commercial milestones has been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's efforts.

Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to LMI and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered LMI's right to sublicense and develop the Tau protein PET tracers, and the fact that LMI could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2022, 2021 and 2020, the Company has recognized CHF 3.9 million, nil and nil, respectively, from this arrangement.

13.2 Grant income
Grants from the Michael J. Fox Foundation
In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 3.0) million grant from the MJFF's Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.3) million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project. In August 2022, the Company received follow-on grant funding as part of its joint arrangement with Skåne in Sweden totaling USD 0.5 (CHF 0.5) million for the continued development of its alpha-synuclein PET imaging diagnostic agent. As part of this grant, AC Immune received USD 0.4 (CHF 0.4) million directly from the MJFF. Skåne will receive USD 0.1 (CHF 0.1) million of the total grant directly from the MJFF over the duration of the grant period.

The MJFF expects that AC Immune and Skåne will complete tasks according to the agreed timelines. AC Immune's funding is variable depending on the satisfactory achievement of these specific tasks within a specific period of time.

In December 2021, the Company announced that it had been awarded two grants totaling USD 1.5 (CHF 1.4) million to advance small molecule PD programs. One award will support an existing early-stage program to develop small molecules that can prevent intracellular aggregation and spreading of a-syn. The other award will fund research on the therapeutic potential of chemically and mechanistically novel, brain penetrant small molecule inhibitors of NLRP3 inflammasome activation for the treatment of PD.

For the years ended December 31, 2022, 2021 and 2020, the Company has recognized CHF 1.2 million, CHF 1.1 million and CHF 1.3 million, respectively, from its MJFF grants. As of December 31, 2022, the Company recorded CHF 0.3 million in accrued income and CHF 0.5 million in deferred income, respectively.

Notes to the
Consolidated Financial Statements
continued

14. Expenses by category
Research and development

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Operating expenses	41,166	44,289	43,787
Payroll expenses	17,548	16,465	14,424
Share-based compensation	1,622	1,528	1,276
Total research and development expenses	**60,336**	**62,282**	**59,487**

For the years ended December 31, 2022, 2021 and 2020, the Company incurred CHF 60.3 million, CHF 62.3 million and CHF 59.5 million in research and development expenses, respectively. The decrease in 2022 is mainly driven by decreases in direct R&D expenditures across various programs.

For the years ended December 31, 2022, 2021 and 2020, the Company had 122.4, 108.6 and 115.3 FTEs in our research and development functions.

General and administrative

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Operating expenses	6,207	7,031	7,471
Payroll expenses	7,874	8,281	8,274
Share-based compensation	1,708	2,598	2,812
Total general and administrative expenses	**15,789**	**17,910**	**18,557**

For the years ended December 31, 2022, 2021 and 2020, the Company incurred CHF 15.8 million, CHF 17.9 million and CHF 18.6 million in general and administrative expenses, respectively. The decrease in 2022 compared with the prior year predominantly relates to certain transaction costs associated with our prior year asset acquisition which did not repeat in 2022 as well as a reduction in headcount.

For the years ended December 31, 2022, 2021 and 2020, the Company had 22.5, 27.3 and 26.7 FTEs in our general and administrative functions.

Financial result, net

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Financial income	69	6,485	78
Financial expense	(355)	(581)	(184)
Exchange differences	393	113	(555)
Finance result, net	**107**	**6,017**	**(661)**

Our finance result primarily consists of interest expense associated with our short-term financial assets and lease liabilities as well as foreign currency exchange differences.

For the year ended December 31, 2022, the decrease in financial result, net related primarily to the prior year CHF 6.5 million gain on the conversion features related to the Company's convertible notes due to certain Affiris affiliated entities that did not recur.

15. Related-party transactions
Board of directors and executive management compensation

Key management includes the board of directors and executive management. For 2022, there were eight members (2021: eight and 2020: seven) of the Board (excluding the CEO) and seven members (2021: six and 2020: five) of executive management (including the CEO). Compensation was as follows:

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Short-term employee benefits	4,187	4,403	3,497
Post-employment benefits	295	266	214
Share-based compensation	2,503	2,997	2,578
Total compensation	**6,985**	**7,666**	**6,289**

16. Income taxes

The Group recognized less than CHF 0.1 million, less than CHF 0.1 million and nil in income taxes and no deferred tax asset or liability positions for the years ended December 31, 2022, 2021 and 2020, respectively. The Group's expected tax expense for each year is based on the applicable tax rates in each jurisdiction. In 2022, these rates ranged from 13.6% to 33.8% (13.6% - 32.9% for 2021 and 13.6% for 2020) in the Group's respective tax jurisdictions. The weighted average tax rate applicable to the Group was 13.6% (13.6% for 2021 and 2020, respectively).

The Group's income tax expense for each year can be reconciled to loss before tax as follows:

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Loss before income tax	(70,740)	(72,993)	(61,921)
Tax benefit calculated at the domestic rates applicable in the respective countries	(9,616)	(9,930)	(8,441)
(Income not subject to tax)/expenses not deductible for tax purposes	455	(375)	462
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	9,174	10,308	7,979
Effective income tax rate (benefit)/expense	**13**	**3**	**—**

The Swiss tax rate used for the 2022 reconciliations is the corporate tax rate of 13.6% (13.6% in 2021 and 2020, respectively) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The below table details the total unrecognized deductible temporary differences, unused tax losses and unused tax credits:

In CHF thousands	As of December 31,		
	2022	2021	2020
Unrecognized deductible temporary differences, unused tax losses and unused tax credits			
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:			
Tax losses	264,089	197,152	121,948
Deductible temporary differences related to:			
Right-of-use assets and lease liabilities, net	—	—	—
Retirement benefit plan	3,213	7,098	7,464
Total	**267,302**	**204,250**	**129,412**

Notes to the
Consolidated Financial Statements
continued

16. Income taxes continued

The following table details the tax losses carry forwards of the Company and their respective expiry dates:

In CHF thousands	As of December 31,		
	2022	2021	2020
Tax losses split by expiry date:			
December 31, 2024	15,231	15,231	15,231
December 31, 2025	48,894	48,894	48,894
December 31, (2026	—	—	—
December 31, 2027	57,824	57,824	57,824
December 31, 2028	75,204	75,204	—
December 31, 2029	66,936	—	—
Total unrecorded tax loss carryforwards	**264,089**	**197,153**	**121,949**

The tax losses available for future offset against taxable profits have increased by CHF 66.9 million from 2021, representing the amount of tax losses that are additionally available as an offset, subject to expiration as disclosed in the table above, against future taxable income.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria were not met at the balance sheet date.

17. Retirement benefit plan

The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits.

Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 47% and 53% by employee and employer, respectively.

This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by a board of trustees, which consists of an equal number of employer and employee representatives of its members. The board of trustees is responsible for the administration of the plan assets and for the definition of the investment strategy. The Company has no direct influence on the investment strategy of the foundation board.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Therefore, disaggregation of the pension assets and presentation of plan assets in classes that distinguish the nature and risks of those assets is not possible. Under the plan, both the Company and the employee share the costs. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the life expectancy of pensioners. Through our affiliation with the pension plan, the Company has minimized these risks, as they are shared between a much greater number of participants. On leaving the Company, a departing employee's retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This transfer mechanism may result in pension payments varying considerably from year to year.

The pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners. For accounting purposes under IFRS, the plan is treated as a defined benefit plan in accordance with IAS 19.

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the consolidated balance sheets:

In CHF thousands	As of December 31,		
	2022	2021	2020
Defined benefit obligation	(32,410)	(33,889)	(30,213)
Fair value of plan assets	29,197	26,791	22,749
Total liability	**(3,213)**	**(7,098)**	**(7,464)**

The following amounts have been recorded as net pension cost in the consolidated statements of income/(loss):

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Service cost	1,712	1,648	1,626
Interest cost	126	79	71
Interest income	(87)	(48)	(42)
Net pension cost	**1,751**	**1,679**	**1,655**

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A. Change in defined benefit obligation

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Defined benefit obligation as of January 1	(33,889)	(30,213)	(26,624)
Service cost	(1,712)	(1,648)	(1,626)
Interest cost	(126)	(79)	(71)
Change in demographic assumptions	29	—	1,428
Change in financial assumptions	8,397	156	(71)
Change in experience assumptions	(1,726)	(252)	(931)
Benefits deposited	(2,327)	(894)	(1,467)
Employees' contributions	(1,056)	(959)	(851)
Defined benefit obligation as of December 31	**(32,410)**	**(33,889)**	**(30,213)**

B. Change in fair value of plan assets

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Fair value of plan assets as of January 1	26,791	22,749	19,139
Interest income	87	48	42
Employees' contributions	1,056	959	851
Employer's contributions	1,210	1,089	950
Benefits deposited	2,327	894	1,467
Return on plan assets excluding interest income	(2,274)	1,052	300
Fair value of plan assets as of December 31	**29,197**	**26,791**	**22,749**

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.2 million.

Notes to the
Consolidated Financial Statements
continued

17. Retirement benefit plan continued
C. Change in net defined benefit liability

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Net defined benefit liabilities as of January 1	7,098	7,464	7,485
Net pension cost through statement of income/(loss)	1,751	1,679	1,655
Remeasurement through other comprehensive income/(loss)	(4,426)	(956)	(726)
Employer's contribution	(1,210)	(1,089)	(950)
Net defined benefit liabilities as of December 31	**3,213**	**7,098**	**7,464**

D. Other comprehensive gains/(losses)

In CHF thousands	For the Year Ended December 31,		
	2022	2021	2020
Effect of changes in demographic assumptions	29	—	1,428
Effect of changes in financial assumptions	8,397	156	(71)
Effect of changes in experience assumptions	(1,726)	(252)	(931)
Return on plan assets excluding interest income	(2,274)	1,052	300
Total other comprehensive gain	**4,426**	**956**	**726**

The change in experience assumptions results from an increased sum of insured salaries.

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The weighted-average duration of the defined benefit obligation is 14.9 years and 17.1 years as of December 31, 2022 and 2021, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2022, 2021 and 2020, respectively, are as follows:

	For the Year Ended December 31,		
	2022	2021	2020
Discount rate	2.25%	0.30%	0.20%
Rate of future increase in compensations	1.75%	1.75%	1.75%
Rate of future increase in current pensions	0.00%	0.00%	0.00%
Interest rate on retirement savings capital	2.25%	0.75%	0.50%
Mortality and disability rates	BVG 2020-CMI	BVG 2020-CMI	BVG 2020-CMI

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2022 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital	
Assumptions	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000
Potential defined benefit obligation	30,201	34,916	32,940	31,841	33,601	31,322	33,322	31,545
Decrease/(increase) from actual defined benefit obligation	2,209	(2,506)	(530)	569	(1,191)	1,088	(912)	865

A quantitative sensitivity analysis for significant assumptions as of December 31, 2021 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital	
Assumptions	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000
Potential defined benefit obligation	31,190	37,006	34,578	33,176	35,497	32,435	34,822	33,007
Decrease/(increase) from actual defined benefit obligation	2,699	(3,117)	(689)	713	(1,608)	1,454	(933)	882

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

18. Share-based compensation
Share-based option awards

As of December 31, 2022, there are equity-based instruments outstanding that the Company has granted under two different plans.

The Company's 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders' meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2022.

The following table summarizes equity-settled share option grants for plans that existed during the period:

Plan	Number of options awarded (since inception)	Vesting conditions	Contractual life of options
Share option plan C1	6,775,250	4 years' service from grant date	10 years
2016 SOIP:			
Executives and directors	3,277,044	1 year, 3 year and 4 years' service from the date of grant, quarterly and annually	10 years
Employees	1,811,687	4 years' service from the date of grant, annually	10 years

Notes to the **Consolidated Financial Statements**
continued

18. Share-based compensation continued

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

	Number of options	Weighted-average exercise price (CHF)	Weighted-average remaining term (years)
Outstanding at January 1, 2020	1,981,629	5.93	8.3
Forfeited during the year	(53,591)	6.03	—
Expired during the year	(26,729)	4.38	—
Exercised during the year	(73,669)	2.00	—
Granted during the year	1,073,027	6.29	—
Outstanding at December 31, 2020	2,900,667	5.90	8.2
Exercisable at December 31, 2020	1,099,015	5.49	7.0
Outstanding at January 1, 2021	2,900,667	5.90	8.2
Forfeited during the year	(207,331)	6.13	—
Exercised during the year	(218,561)	4.97	—
Granted during the year	1,110,914	6.34	—
Outstanding at December 31, 2021	3,585,689	6.21	7.8
Exercisable at December 31, 2021	1,613,242	6.13	6.8
Outstanding at January 1, 2022	3,585,689	6.21	7.8
Forfeited during the year	(304,738)	6.32	—
Exercised during the year	(110,250)	0.15	—
Granted during the year	1,090,316	3.18	—
Outstanding at December 31, 2022	4,261,017	5.65	7.6
Exercisable at December 31, 2022	**2,345,648**	**6.41**	**6.6**

The outstanding stock options as of December 31, 2022 have the following range of exercise prices:

	Total options	Range of expiration dates
Range of exercise prices		
CHF 0.15	97,875	2022–2026
CHF 9.53	223,646	2027
USD 5.04 to USD 12.30	2,864,408	2028–2031
USD 2.76 to USD 4.57	1,075,088	2032
Total outstanding options	**4,261,017**	

The weighted-average exercise price for options granted in 2022, 2021 and 2020 is USD 3.44 (CHF 3.18), USD 6.95 (CHF 6.34) and USD 7.11 (CHF 6.29), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF (prior to 2018) and USD 2.76 to USD 12.30 for awards granted in USD as of December 31, 2022.

For awards issued in 2022, the volatility is based on the Company's actual volatility for the period congruent with the expected term of the underlying option. The risk-free interest rate is based on yields of long-dated U.S. Treasury notes that align with the expected term of the award. The weighted-average share price of common share options exercised in 2022 is USD 3.55 (CHF 3.28).

The weighted-average grant date fair values of the options granted in 2022, 2021 and 2020 are USD 2.38 (CHF 2.20), USD 5.23 (CHF 4.78) and USD 5.25 (CHF 4.65), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Year Ended December 31,		
	2022	2021	2020
Exercise price (USD)	2.76-4.57	5.31-7.72	5.04-9.16
Share price (weighted average)	3.44	6.95	7.11
Risk-free interest rate	0-2.4%	0%	0%
Expected volatility	67-80%	80%	80%
Expected term (in years)	5.5 - 6.25	5.1 - 6	5.5 - 6
Dividend yield	—	—	—

Restricted share awards

A summary of non-vested share awards (restricted share and restricted share units) activity as of December 31, 2022 and changes during the year then ended is presented below:

Grantee type	Number of share awards granted	Vesting conditions	Contractual life of non-vested share awards
Restricted share units			
Directors	159,025	1 year service from date of grant, annually	10 years
Executives	274,872	3 year and 4 years' service from the date of grant, quarterly and semi-annually	10 years

	Number of non-vested shares	Weighted-average grant date fair value (CHF)
Non-vested at January 1, 2020	42,763	9.52
Forfeited during the year	(11,828)	9.47
Expired during the year	(7,804)	9.52
Exercised during the year	(84,638)	9.51
Granted during the year	—	—
Vested during the year	(23,269)	9.52
Non-vested at December 31, 2020	19,494	9.51
Vested and exercisable at December 31, 2020	49,289	9.47
Non-vested at December 31, 2020	19,494	9.51
Exercised during the year	(2,471)	9.46
Vested during the year	(18,697)	9.52
Non-vested at December 31, 2021	797	9.41
Vested and exercisable at December 31, 2021	65,515	9.48
Non-vested at December 31, 2021	797	9.41
Granted during the year	239,194	3.06
Vested during the year	(23,505)	3.28
Non-vested at December 31, 2022	216,486	3.06
Vested and exercisable at December 31, 2022	**89,020**	**7.84**

The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end for the restricted share units were CHF 3.06, CHF 9.41 and CHF 9.51 for the years ended December 31, 2022, 2021 and 2020, respectively. The fair values of these non-vested share awards granted were determined using a reasonable estimate of market value of the common shares on the date of the award.

The expense charged against the income statement was CHF 3.3 million, CHF 4.1 million and CHF 4.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The expense is revised by the Company based on the number of instruments that are expected to become exercisable.

Notes to the
Consolidated Financial Statements
continued

19. Commitments and contingencies

The Company's commitments and contingencies relate to its ongoing operating activities, mainly research and development programs, as well as its leased corporate space.

In the normal course of business, we conduct product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations. As of December 31, 2022, we have contractual obligations, other than for leases (see below), totaling CHF 23.0 million for 2023.

We lease our corporate, laboratory and other facilities under multiple leases at the EPFL Innovation Park in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Our lease agreements have no termination clauses longer than a 12-month contractual notice period. The Company recognizes a right-of-use asset for its leases, except for short-term and low-value leases as indicated in Note 3. See "Note 5. Right-of-use assets, long-term financial assets and lease liabilities" for the contractual undiscounted cash flows for lease obligations.

In CHF thousands	As of December 31,	
	2022	2021
Within 1 year	23,336	19,785
Between 1 and 3 years	18,516	3,620
Between 3 and 5 years	9,229	243
More than 5 years	1,407	51
Total	**52,488**	**23,699**

20. Earnings per share

In CHF thousands except for share and per share data	For the Year Ended December 31,		
	2022	2021	2020
Loss per share (EPS)			
Numerator			
Net loss attributable to equity holders of the Company	(70,753)	(72,996)	(61,921)
Denominator			
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	83,554,412	74,951,833	71,900,212
Basic and diluted loss per share for the period attributable to equity holders	**(0.85)**	**(0.97)**	**(0.86)**

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money (i) share options, (ii) non-vested restricted share awards and (iii) shares that were issued upon conversion of two different convertible notes as their inclusion would have been anti-dilutive. The weighted-average number of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of December 31,		
	2022	2021	2020
Share options issued and outstanding (in-the-money)	135,827	1,140,388	412,191
Restricted share awards subject to future vesting	117,292	6,264	28,418
Convertible shares	—	41,461	—
Total potentially dilutive securities	**253,119**	**1,188,113**	**440,609**

21. Financial instruments and risk management

The Company's activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

In CHF thousands	As of December 31,	
	2022	2021
Financial assets		
Right-of-use assets	2,808	2,914
Long-term financial assets	361	363
Other current receivables	392	428
Short-term financial assets	91,000	116,000
Cash and cash equivalents	31,586	82,216
Total financial assets	**126,147**	**201,921**

In CHF thousands	As of December 31,	
	2022	2021
Financial liabilities		
Long-term lease liabilities	2,253	2,340
Trade and other payables	929	2,003
Accrued expenses	9,417	16,736
Short-term lease liabilities	548	570
Total financial liabilities	**13,147**	**21,649**

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, with lesser balances of EUR and USD (see "Note 8. Cash and cash equivalents and short-term financial assets"). The Company recognized a gain of CHF 0.5 million and losses of CHF 0.1 million and CHF 0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively, within "Finance result, net."

As of December 31, 2022, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 0.7 million (2021: CHF 1.7 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company's CHF cash holdings (inclusive of those held in short-term financial assets) were subject to negative interest rates at certain counterparty thresholds through the first three quarters of 2022. However, with the increase in interest rates, no current CHF cash holdings (inclusive of those held in short-term financial assets) are subject to negative interest rates with our counterparties. As of December 31, 2022 if the interest rates charged by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by less than CHF 0.2 million. Interest income and interest expense are recorded within finance results, net in our consolidated statements of income/(loss).

Notes to the Consolidated Financial Statements
continued

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2022, the Company's cash and cash equivalents and short-term financial assets are held with five financial institutions, each with a high credit rating ranging from A+ to BBB assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Other receivables are fully performing, not past due and not impaired (see "Note 8. Cash and cash equivalents and short-term financial assets" and "Note 10. Other current receivables").

Liquidity risk

Inherent in the Company's business are various risks and uncertainties, including the high uncertainty that new therapeutic concepts will succeed. AC Immune's success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) acquire and keep key personnel employed and (iv) acquire additional capital to support its operations.

The Company's approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 18 months. The Company has CHF 0.9 million in trade and other payables, and CHF 9.4 million in accrued expenses which are due within 12 months from the reporting date. Finally, as it relates to the Company's lease liabilities please see "Note 5. Right-of-use assets, long-term financial assets and lease liabilities" for detail of when corresponding lease liabilities are due.

22. Capital risk management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against (i) AD, (ii) focused non-Alzheimer's neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

23. Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these consolidated financial statements.

Statutory Auditor's Report
to the General Meeting of AC Immune SA
Ecublens

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of AC Immune SA and its subsidiary (the Group), which comprise the consolidated balance sheet as of December 31, 2022, and the consolidated statement of income/(loss) and consolidated statement of comprehensive income/(loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements (pages 52 to 90) give a true and fair view of the consolidated financial position of the Group as at December 31, 2022 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview



Overall Group materiality: CHF 2,800 thousand

We conducted full scope audit procedures on the Swiss entity. Our audit scope addressed over 99% of the Group's total assets.

As key audit matter the following area of focus has been identified:
Intangible asset – valuation

Statutory
Auditor's Report
continued

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Overall Group materiality	CHF 2,800 thousand
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	Based on our analysis and professional judgment we determined loss before tax is the most appropriate benchmark. We chose loss before tax to align our materiality threshold with the common practice in the U.S. for clinical stage life science companies. In addition, in our view, the selected materiality threshold is aligned with investors and Audit & Finance Committee expectations.

We agreed with the Audit & Finance Committee that we would report to them misstatements above CHF 280 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

The Group financial statements are a consolidation of 2 reporting entities. We identified 1 reporting entity that, in our view, required an audit of their complete financial information due to their size or risk characteristics. None of the reporting entities excluded from our Group audit scope individually contributed more than 1% to net sales or total assets. Audit procedures were also performed over Group consolidation.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Intangible asset – valuation

Key audit matter	How our audit addressed the key audit matter
As described in Notes 6 and 7 to the consolidated financial statements, the Company has CHF 50,416 thousand of an inprocess research and development (IPR&D) intangible asset as of December 31, 2022. The asset is defined as an intangible asset not yet ready for use. Therefore, in accordance with IAS 36 'Impairment of asset', the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. To determine the recoverable amount, management estimated the fair value less costs to sell of the intangible asset, using the same model used at the acquisition date. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a key audit matter are the significant judgment by management when determining the value of the intangible asset. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.	Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of the intangible asset. These procedures also included, among others, (i) testing management's process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate. Evaluating management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate assumption.

Statutory
Auditor's Report
continued

Other information in the annual report

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the consolidated financial statements

The Board of Directors is responsible for the preparation of the consolidated financial statements, which give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISAs and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

⊕ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

⊕ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

⊕ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

⊕ Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our

conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

⊕ Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

⊕ Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Michael Foley   **/s/ Alex Fuhrer**
Licensed audit expert   Licensed audit expert
Auditor in charge
Lausanne, March 16, 2023

Statutory Financial Statements



Statutory
Balance Sheets
as of December 31,

	Note	2022 CHF '000	2021 CHF '000
Assets			
Current assets			
Cash and cash equivalents	6	31,514	82,198
Short-term financial assets	6	91,000	116,000
Other current receivables			
– From third parties	7	392	428
– Intercompany	7	673	1,087
Prepaid expenses	8	3,980	1,937
Accrued income	9	408	975
Total current assets		**127,967**	**202,625**
Non-current assets			
Long-term financial assets	5	361	363
Property, plant and equipment	3	4,259	5,116
Intangible assets	4	50,416	50,416
Total non-current assets		**55,036**	**55,895**
Total assets		**183,003**	**258,520**
Liabilities and shareholders' equity			
Current liabilities			
Trade payables			
– To third parties	10	915	2,003
Accrued expenses	10	9,348	16,734
Deferred income	11	587	717
Total current liabilities		**10,850**	**19,454**
Shareholders' equity			
Share capital	12	1,795	1,793
Reserves from capital contributions		432,597	432,576
Accumulated losses brought forward		(195,179)	(119,975)
Treasury shares	13	(124)	(124)
Loss for the year		(66,936)	(75,204)
Total shareholders' equity		**172,153**	**239,066**
Total liabilities and shareholders' equity		**183,003**	**258,520**

Statutory
Income Statements
for the year ended December 31,

	Note	2022 CHF '000	2021 CHF '000
Revenue	14	**5,566**	**1,248**
Operating expenses			
Salaries and related costs	15	(24,533)	(24,086)
Operating expenses	15	(46,353)	(50,124)
Depreciation of fixed assets	15	(1,793)	(1,901)
Total operating expenses		**(72,679)**	**(76,111)**
Operating loss		**(67,113)**	**(74,863)**
Financial income	16	461	189
Financial expenses	16	(284)	(530)
Total net financial expenses		**177**	**(341)**
Loss for the period		**(66,936)**	**(75,204)**

Notes to the **Statutory Financial Statements**

1. General information

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer's disease (AD) and Parkinson's disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson's disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company's corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

The statutory financial statements of AC Immune SA for the period ended December 31, 2022 were authorized for issue in accordance with a resolution of the Board of Directors on March 16, 2023 and will be submitted to the next Ordinary General Assembly.

During 2022 and 2021, AC Immune had an annual average of more than 10 but less than 250 full time equivalent positions.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2. Summary of significant accounting principles

The present annual accounts have been prepared in accordance with the provisions of the Swiss law on accounting and financial reporting (32nd Title of the Swiss Code of Obligations). The principal accounting policies are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at the reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Revenue recognition

Revenue includes upfront fees, milestone payments as well as revenue from research and development agreements associated with collaborations with third parties and grants from public institutions and foundations.

License of intellectual property

Revenue from non-refundable, upfront license payments and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates (i) that are in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, the Company recognizes the fair value of the upfront payment

at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved, and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. These revenues are recorded in license and collaboration revenues as the services are performed.

Grant income

The Company has received grants, from time to time from institutions to support certain research projects. Grants are recorded in the income statement within Revenue when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Research and development expenditures

Given the stage of development of the Company's products, all research expenditure is recognized as expense when incurred. Research and development expenditures include:

- ⊕ the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;
- ⊕ fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;
- ⊕ fees and costs related to regulatory filings and activities;
- ⊕ costs associated with preclinical and clinical activities;
- ⊕ employee-related expenses, including salaries and bonuses, benefits, and travel expenses; and
- ⊕ all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered does not always align with the timing of services performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the "stage of completion" for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Notes to the
Statutory Financial Statements
continued

2. Summary of significant accounting principles continued

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements / furniture	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset's carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Intangible asset:
In 2021, the Company acquired a program portfolio of therapeutics targeting a-syn, notably ACI-7104 (previously PD01), a clinically-validated active vaccine candidate for the treatment of Parkinson's disease (the Transferred Assets) from Affiris AG (Affiris). The Company acquired the Transferred Assets for USD 53.7 (CHF 50.4) million and USD 5.0 (CHF 4.6) million in cash in exchange for 7,106,840 shares.

The Company reviews the in-process research and development (IPR&D) asset at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The Company has not determined the IPR&D asset to be impaired as of December 31, 2022.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

- ⊕ Anticipated research and development costs;
- ⊕ Anticipated costs of goods and sales and marketing expenditures;
- ⊕ Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;
- ⊕ Target indication prevalence and incidence rates;
- ⊕ Anticipated market share;
- ⊕ General commercialization expectations such as anticipated pricing and uptake;
- ⊕ Expected patent life and market exclusivity periods; and
- ⊕ Other metrics such as the tax rate.

The Company's valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (15% for 2021), based on the assumed cost of capital for the Company over the forecast period.

Intercompany equity investment
The Company commenced financial operations in the United States in 2021 via the opening of its fully-owned subsidiary, AC Immune USA, Inc. ("the Subsidiary"). The Subsidiary is located at 1230 Ave of the Americas Ste 1634, New York, USA, and is registered and organized under the laws of Delaware, USA. The Company owns 100% of the Subsidiary, paying in less than USD 1 (CHF 1) for 100 shares of par value USD 0.01 of the Subsidiary's shares.

Financial assets and liabilities
The Company's financial assets and liabilities are comprised of receivables, cash and cash equivalents, short-term financial assets and trade payables.

Receivables
Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor's inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets
Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 until 12 months in duration.

Cash and cash equivalents
Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months. The Company assesses at each period whether there is objective evidence that financial assets are impaired.

Trade payables
Trade payables are recognized initially at nominal amount, which represents cost incurred.

Significant shareholders
Principal shareholders who own more than 5 percent of the voting rights as of December 31:

	Shares owned 2022		Shares owned 2021	
Principal shareholders	Number	Percent	Number	Percent
5% Shareholders				
dievini Hopp BioTech holding GmbH & Co KG[1]	16,316,742	19.5%	18,041,000	21.6%
Varuma AG[2]	11,999,999	14.4%	11,999,999	14.4%
Affiris[3]	10,133,474	12.1%	10,133,474	12.1%
BVF Inc.[4]	7,428,379	8.9%	7,062,379	8.5%

1 Based on information set form in a Schedule 13G filed with the SEC by dievini Hopp BioTech holding GmbH & Co KG (dievini) on February 10, 2023. These shares consist of 16,316,742 shares held by dievini
DH-Capital GmbH & Co. KG (DH-Capital) and OH Beteiligungen GmbH & Co. KG (OH Beteiligungen) are collectively the holders of 100% of the limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Oliver Hopp and Daniel Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini
The address of the principal business office of dievini and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany. The address of the principal business office of DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Opelstraße 28, 68789 St. Leon-Rot, Germany. The address of the principal business office of Oliver Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany
2 Represents 11,999,999 shares held by Varuma AG set forth in a Schedule 13G/A filed with the SEC on February 12, 2019. The address for Varuma AG is Aeschenvorstadt 55, CH 4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG
3 Based on information set forth in a Schedule 13G filed with the SEC by Affiris on February 14, 2023, (i) these shares consist of 6,724,840 shares held of record by Affiris AG, as well as 1,513,317 shares that were issuable upon the conversion of notes held by Santo Venture Capital GmbH and 1,895,317 shares that were issuable upon the conversion of notes held by FCPB Affi GmbH; and (iii) the address of Affiris AG is Karl-Farkas-Gasse 22, 1030 Vienna, Austria, the address of by Santo Venture Capital GmbH is Bergfeldstrasse 9, 83607 Holzkirchen, Germany and the address of FCPB Affi GmbH is Freihamer Strasse 2, 82166 Gräfelfing, Germany. The convertible notes held by Santo Venture Capital GmbH and FCPB Affi GmbH were fully settled in Q4 2021
4 Based on information set forth in a Schedule 13G filed with the SEC by BVF on February 14, 2023, these shares consist of 7,428,379 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104

Operating lease liabilities
We have been a tenant at our current location in the EPFL Innovation Park in Ecublens/Lausanne since shortly after our inception in 2003. We lease our corporate, laboratory and other facilities under multiple operating leases that are month to month with no termination clause longer than a 12-month contractual notice period. Our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. As of December 31, 2022, the total minimum liability for the remaining term was CHF 971 thousand.

Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Critical judgments and accounting estimates
The preparation of financial statements in conformity with the Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals and (iii) income taxes and (iv) IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Notes to the
Statutory Financial Statements
continued

Information relating to items on Balance Sheets and Income Statements

3. Property, plant and equipment

In CHF thousands	As of December 31,	
	2022	2021
Furniture and fixtures	285	265
IT equipment	1,909	1,754
Lab equipment	9,765	9,142
Leasehold improvements	1,640	810
Assets under construction	3	**695**
Total acquisition cost	**13,602**	**12,666**
Accumulated depreciation	(9,343)	(7,550)
Total property, plant and equipment	**4,259**	**5,116**

4. Intangible assets

In CHF thousands	As of December 31,	
	2022	2021
Intangible assets	50,416	50,416
Total intangible assets	**50,416**	**50,416**

5. Long-term financial assets

In CHF thousands	As of December 31,	
	2022	2021
Rental deposit (restricted cash)	358	358
Security deposit	3	5
Total long-term financial assets	**361**	**363**

6. Cash and cash equivalents and short-term financial assets

In CHF thousands	As of December 31,	
	2022	2021
Cash and cash equivalents	31,514	82,198
Short-term financial assets due in one year or less	91,000	116,000
Total cash and cash equivalents and short-term financial assets	**122,514**	**198,198**
Cash and cash equivalents by currency		
CHF	24,418	64,941
EUR	1,313	2,253
USD	5,783	15,004
Total cash and cash equivalents	**31,514**	**82,198**

7. Other current receivables

In CHF thousands	As of December 31,	
	2022	2021
Other current receivables		
From third parties	392	428
Intercompany	673	1,087
Total other current receivables	**1,065**	**1,515**

8. Prepaid expenses

In CHF thousands	As of December 31,	
	2022	2021
Prepaid expenses	3,980	1,937
Total prepaid expenses	**3,980**	**1,937**

9. Accrued income

In CHF thousands	As of December 31,	
	2022	2021
Accrued income	408	975
Total accrued income	**408**	**975**

10. Trade payables and accrued expenses

In CHF thousands	As of December 31,	
	2022	2021
Trade payables	915	2,003
Total trade payables	**915**	**2,003**
Accrued payroll expenses	2,829	3,562
Accrued R&D costs	5,360	10,031
Other accrued expenses	1,159	3,141
Total accrued expenses	**9,348**	**16,734**
Total trade payables and accrued expenses	**10,263**	**18,737**

As of December 31, 2022 and 2021 the Company had no outstanding liabilities towards our pension insurance provider.

11. Deferred income

In CHF thousands	As of December 31,	
	2022	2021
Deferred income	587	717
Total deferred income	**587**	**717**

12. Share capital

As of December 31, 2022 and 2021, the issued share capital amounted to CHF 1,794,907 and CHF 1,792,702, respectively, and is composed of common shares of 89,745,365 and 89,635,115, respectively. The common shares have nominal values of CHF 0.02 per share. All shares have been fully paid.

Notes to the **Statutory Financial Statements**
continued

13. Treasury shares

	As of December 31,			
	2022		2021	
	Number	**KCHF**	Number	KCHF
Treasury shares – Tranche 1 (September 2020)	1,220,861	24	1,228,457	24
Treasury shares – Tranche 2 (May 2021)	2,393,160	48	2,393,160	48
Treasury shares reserved for Stock Option and Incentive Plan	2,600,000	52	2,600,000	52
Total	**6,214,021**	**124**	**6,221,617**	**124**

Commencing in September 2020, the Company established an "at the market offering" (ATM) for the sale of up to USD 80 (CHF 74.6) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). We entered into a New Sales Agreement in Q2 2021 to replace and extend the ATM program. To date, the Company has sold 1,179,139 common shares previously held as treasury shares pursuant to the New Sales Agreement, raising USD 13.3 (CHF 12.1) million, net of underwriting fees and transaction costs.

As of December 31, 2022, the Company held in total 6,214,021 fully paid-in treasury shares as part of its ATM offerings. These shares were established via two tranches (one in September 2020 and one in September 2021, respectively). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent these are booked against the reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital) if any. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). However, regarding the above-mentioned 6,214,021 treasury shares and given the specificities of the ATM offering, the Company sought and obtained a tax ruling from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. Further, the Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company.

Furthermore, 2,600,000 shares, from the first tranche, have been reserved by the board of directors for use only under the Company's current Stock Option and Incentive Plan per a further tax ruling with the concerned Cantonal Tax Authority without corporate income tax consequences for the Company. None of those shares have been sold and are subsequently recorded as treasury shares as of December 31, 2022.

14. Revenue

	December 31,	
In CHF thousands	**2022**	2021
Revenue	5,566	1,248
Total revenue	**5,566**	**1,248**

15. Operating expenses

	For the Year Ended December 31,	
In CHF thousands	**2022**	2021
Salaries and related costs		
– related to research and development	17,137	16,021
– related to general administrative	7,396	8,065
Total salaries and related cost	**24,533**	**24,086**
Research and development expenses		
– related to research and development	37,302	40,076
Total research and development expenses	**37,302**	**40,076**
General and administrative expenses		
– related to general and administrative	8,435	9,508
– related to offering costs	1	382
– related to intercompany transactions	615	158
Total general and administrative expenses	**9,051**	**10,048**
Depreciation of fixed assets	**1,793**	**1,901**
Total operating expenses	**72,679**	**76,111**

16. Financial income and expenses

	For the Year Ended December 31,	
In CHF thousands	**2022**	2021
Financial income		
– interest income	69	—
– foreign exchange gain	392	159
– other financial income	—	26
– gain on asset disposal	—	4
Total financial income	**461**	**189**
Financial expenses		
– bank fees	(8)	(7)
– interest expense	(276)	(510)
– loss on asset disposal	—	(13)
Total financial expenses	**(284)**	**(530)**
Total financial result, net	**177**	**(341)**

17. Shareholders rights and equity awards

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO) as of December 31, 2022:

	Shares		Equity awards	
	Number	**KCHF**	**Number**	**KCHF**
Held by executive officers and directors	2,852,431	5,426	2,530,218	10,050
Held by employees	485,676	924	1,561,681	6,306
Total	**3,338,107**	**6,350**	**4,091,899**	**16,356**

Share values are based on the Company's share price of USD 2.04 (CHF 1.90) on December 31, 2022. Equity awards are comprised of options and non-vested stock (restricted share units) awards. The fair value of our options is determined using the Black-Scholes-Merton Model and our non-vested stock awards are valued using a reasonable estimate of the market value of the common stock on the date of the award. Total shares are derived from our transfer agent's records as of December 31, 2022.

Notes to the
Statutory Financial Statements
continued

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as of December 31, 2022:

Beneficial ownership of executive officers and directors	Number of shares 2022	Number of equity awards 2022
Andrea Pfeifer, Ph.D., Chief Executive Officer and Director	2,303,420	1,024,988
Marie Kosco-Vilbois, Ph.D., Chief Scientific Officer	64,365	282,619
Johannes Rolf Streffer, M.D., Chief Medical Officer	181,212	202,557
Piergiorgio Donati, Chief Technical Operations Officer	4,500	143,205
Christopher Roberts, Interim Chief Financial Officer	2,500	28,800
Howard Donovan, Chief Human Resources Officer	—	32,304
Jean-Fabien Monin, Chief Administrative Officer	292,411	131,289
Douglas Williams, Ph.D., Chair and Director	—	110,909
Thomas Graney, Director	4,023	91,511
Werner Lanthaler, Ph.D., Director	—	91,589
Roy Twyman, M.D., Director	—	97,865
Carl June, M.D., Director	—	76,670
Alan Colowick, M.D., Director	—	61,214
Monika Bütler, Ph.D., Director	—	79,664
Monica Shaw, M.D., Director	—	79,664

18. Gender Equality Act

AC Immune is in the process of conducting its equal pay analysis in accordance with the Gender Equality Act (GEA) using the Logib standard analysis tool for the period ended June 30, 2021. Once complete, the Company will then subject these results to an examination by a licensed audit firm in accordance with article 13d of the GEA. We anticipate to report the results of this examination with the filing of our fiscal year end 2023 financial statements in March 2024.

19. Post balance sheet events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these financial statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these financial statements.

Proposed Carry Forward of the
Accumulated Losses

Accumulated losses carried forward

In CHF thousands	As of December 31, 2022	2021
Accumulated losses at the beginning of the period	(195,179)	(119,975)
Loss for the year	(66,936)	(75,204)
Accumulated losses available to the Annual General Meeting	**(262,115)**	**(195,179)**

Motion of the Board of Directors on the proposed carry forward of the accumulated losses

In CHF thousands	As of December 31, Motion of the Board of Directors 2022	Resolution of the Annual General Meeting 2021
Accumulated losses available to the Annual General Meeting	(262,115)	(195,179)
Carried forward	**(262,115)**	**(195,179)**

Statutory
Auditor's Report
to the General Meeting of AC Immune SA
Ecublens

Report on the audit of the financial statements

Opinion

We have audited the financial statements of AC Immune SA (the Company), which comprise the balance sheet as of December 31, 2022, and the income statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements (pages 98 to 109) comply with Swiss law and the company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview



Materiality

Audit scope

Key audit matters

Overall materiality: CHF 2,670 thousand

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

As key audit matter the following area of focus has been identified:
Intangible asset – Valuation

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 2,670 thousand
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	Based on our analysis and professional judgment we determined loss before tax is the most appropriate benchmark. We chose loss before tax to align our materiality threshold with the common practice in the U.S. for clinical stage life science companies. In addition, in our view, the selected materiality threshold is aligned with investors and Audit & Finance Committee expectations.

We agreed with the Audit & Finance Committee that we would report to them misstatements above CHF 260 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Statutory
Auditor's Report
continued

Intangible asset – Valuation

Key audit matter	How our audit addressed the key audit matter
As described in Note 2 to the financial statements, the Company has CHF 50,416 thousand of an inprocess research and development (IPR&D) intangible asset as of December 31, 2022. The asset is defined as an intangible asset not yet ready for use. Therefore, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. To determine the recoverable amount, management estimated the fair value less costs to sell of the intangible asset, using the same model used at the acquisition date. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows.	Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements.

These procedures included testing the effectiveness of controls relating to management's valuation of the intangible asset. These procedures also included, among others, (i) testing management's process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate. Evaluating management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate assumption. |
| The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a key audit matter are the significant judgment by management when determining the value of the intangible asset. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. In addition, the audit effort involved the use of professionals with specialized skill and knowledge. | |

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Statutory
Auditor's Report
continued

Shareholder
Information

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements
In accordance with article 728a paragraph 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed carry forward of the accumulated losses complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA
/s/ Michael Foley   /s/ Alex Fuhrer
Licensed audit expert   Licensed audit expert
Auditor in charge
Lausanne, March 16, 2023

Annual General Meeting:
June 23, 2023

Registered Office:
École Polytechnique Fédérale Lausanne (EPFL)
Innovation Park, Building B
1015 Lausanne, Switzerland

Exchange listing:
Nasdaq
Ticker: ACIU

International contact:
+41 21 345 91 21
info@acimmune.com
Information is available at www.acimmune.com

Auditor:
PricewaterhouseCoopers SA

Independent Proxy:
Reymond & Associés

Corporate Attorneys:
Switzerland: Bär & Karrer AG
United States: Davis Polk & Wardwell LLP



AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

General inquiries: info@acimmune.com

Investor inquiries: ir@acimmune.com

Phone: +41 21 345 91 21